Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2014 and 2013 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of June 30, 2014, and 2013, the related consolidated statements of comprehensive income for the three months ended June 30, 2014 and 2013 and for the six months ended June 30, 2014 and 2013, as well as the consolidated statements of changes in equity and cash flows for the six months ended June 30, 2014 and 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

We conducted our reviews in accordance with the Statement of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” endorsed by the Financial Supervisory Commission of the Republic of China.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

August 12, 2014

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	June 30, 2014 (Reviewed)		December 31, 2013 (Audited)		June 30, 2013 (Reviewed)
	Amount	%	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$28,141,343	6	$14,585,105	3	$58,987,872	13
Financial assets at fair value through profit or loss (Note 7)	—	—	337	—	944	—
Available-for-sale financial assets (Note 8)	—	—	24,267	—	2,667,257	—
Held-to-maturity financial assets (Note 9)	4,467,343	1	4,264,104	1	4,242,690	1
Hedging derivative assets (Notes 3 and 10)	24	—	—	—	193	—
Trade notes and accounts receivable, net (Note 11)	23,610,397	5	22,900,902	5	23,655,430	5
Accounts receivable from related parties (Note 38)	69,680	—	69,304	—	51,438	—
Inventories (Notes 12 and 39)	8,193,599	2	7,848,087	2	7,656,753	2
Prepayments (Notes 13 and 38)	5,594,815	2	2,224,130	1	5,395,517	1
Other current monetary assets (Note 14)	5,183,291	1	4,636,305	1	8,974,135	2
Other current assets (Note 20)	5,266,805	1	3,960,798	1	3,734,357	1

Total current assets	80,527,297	18	60,513,339	14	115,366,586	25

NONCURRENT ASSETS
Available-for-sale financial assets (Note 8)	2,802,406	1	3,046,182	1	3,074,721	1
Financial assets carried at cost (Note 15)	2,412,507	—	2,423,646	—	2,458,874	1
Held-to-maturity financial assets (Note 9)	5,715,227	1	7,501,743	2	10,207,126	2
Investments accounted for using equity method (Note 16)	2,506,021	—	2,562,293	—	2,153,828	1
Property, plant and equipment (Notes 17, 38 and 39)	298,533,250	66	302,714,116	69	296,563,757	65
Investment properties (Note 18)	8,009,747	2	8,018,031	2	7,780,608	2
Intangible assets (Note 19)	43,763,380	10	44,398,888	10	5,481,211	1
Deferred income tax assets	1,787,114	—	1,515,408	—	1,346,605	—
Prepayments (Notes 13 and 38)	3,409,603	1	3,608,487	1	3,554,406	1
Other noncurrent assets (Notes 20 and 39)	5,212,094	1	4,882,974	1	6,049,843	1

Total noncurrent assets	374,151,349	82	380,671,768	86	338,670,979	75

TOTAL	$454,678,646	100	$441,185,107	100	$454,037,565	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Note 21)	$1,085,000	—	$254,357	—	$194,865	—
Financial liabilities at fair value through profit or loss (Note 7)	456	—	246	—	120	—
Hedging derivative liabilities (Notes 3 and 10)	287	—	—	—	29,060	—
Trade notes and accounts payable (Note 23)	12,386,753	3	15,589,108	4	11,717,243	3
Payables to related parties (Note 38)	639,736	—	556,809	—	539,472	—
Current tax liabilities	4,448,390	1	4,144,076	1	4,134,530	1
Dividends payables (Note 28)	18,525,558	4	—	—	35,913,099	8
Other payables (Note 24)	38,862,229	9	26,791,769	6	27,875,023	6
Provisions (Notes 25)	118,904	—	129,341	—	135,793	—
Advance receipts (Note 26)	9,060,245	2	9,463,535	2	10,013,855	2
Current portion of long-term loans (Note 22)	300,000	—	300,000	—	—	—
Other current liabilities	1,606,491	—	1,598,017	—	1,570,243	—

Total current liabilities	87,034,049	19	58,827,258	13	92,123,303	20

NONCURRENT LIABILITIES
Long-term loans (Notes 22 and 39)	1,748,000	1	1,400,000	1	1,700,000	1
Deferred income taxes liabilities	110,501	—	101,379	—	104,407	—
Provisions (Note 25)	120,935	—	123,464	—	149,213	—
Customers’ deposits (Note 38)	4,774,790	1	4,834,580	1	4,811,041	1
Accrued pension liabilities	5,713,227	1	5,519,103	1	4,744,825	1
Deferred revenue	3,566,075	1	3,700,949	1	3,797,237	1
Other noncurrent liabilities	1,329,481	—	1,334,220	—	1,318,571	—

Total noncurrent liabilities	17,363,009	4	17,013,695	4	16,625,294	4

Total liabilities	104,397,058	23	75,840,953	17	108,748,597	24

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Note 28)
Common stock	77,574,465	17	77,574,465	18	77,574,465	17

Additional paid-in capital	168,040,721	37	184,620,065	42	184,578,623	41

Retained earnings
Legal reserve	76,893,722	17	74,819,380	17	74,819,380	16
Special reserve	2,819,899	1	2,675,894	—	2,675,894	1
Unappropriated earnings	20,818,527	4	20,744,024	5	1,376,826	—

Total retained earnings	100,532,148	22	98,239,298	22	78,872,100	17

Other adjustments	(412,430)	—	(144,005)	—	(102,998)	—

Total equity attributable to stockholders of the parent	345,734,904	76	360,289,823	82	340,922,190	75

NONCONTROLLING INTERESTS	4,546,684	1	5,054,331	1	4,366,778	1

Total equity	350,281,588	77	365,344,154	83	345,288,968	76

TOTAL	$454,678,646	100	$441,185,107	100	$454,037,565	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended June 30				For the Six Months Ended June 30
	2014		2013		2014		2013
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES (Notes 29 and 38)	$55,784,235	100	$55,837,956	100	$110,834,147	100	$112,454,949	100
OPERATING COSTS (Notes 12 and 38)	35,036,373	63	35,279,063	64	70,036,540	63	72,729,744	65

GROSS PROFIT	20,747,862	37	20,558,893	36	40,797,607	37	39,725,205	35

OPERATING EXPENSES (Note 38)
Marketing	6,427,683	11	5,961,812	11	12,594,540	11	11,949,971	11
General and administrative	1,083,515	2	1,011,692	2	2,166,827	2	2,059,983	2
Research and development	897,016	2	931,773	1	1,790,928	2	1,802,796	1

Total operating expenses	8,408,214	15	7,905,277	14	16,552,295	15	15,812,750	14

OTHER INCOME AND EXPENSE (Note 30)	(10,995)	—	(5,728)	—	(19,505)	—	(30,226)	—

INCOME FROM OPERATIONS	12,328,653	22	12,647,888	22	24,225,807	22	23,882,229	21

NON-OPERATING INCOME AND EXPENSES
Interest income	83,609	—	172,939	—	142,732	—	324,410	1
Other income (Notes 30 and 38)	142,342	—	69,403	—	395,409	1	138,875	—
Other gains and losses (Notes 30 and 38)	24,654	—	(42,464)	—	(6,368)	—	(30,656)	—
Finance costs (Note 30)	(10,559)	—	(6,373)	—	(19,285)	—	(14,347)	—
Share of the profit of associates and jointly controlled entities accounted for using equity method (Note 16)	219,616	1	202,653	1	391,722	—	302,359	—

Total non-operating income and expenses	459,662	1	396,158	1	904,210	1	720,641	1

INCOME BEFORE INCOME TAX	12,788,315	23	13,044,046	23	25,130,017	23	24,602,870	22
INCOME TAX EXPENSE (Notes 3 and 31)	2,091,946	4	2,157,517	4	4,047,979	4	4,102,241	4

NET INCOME	10,696,369	19	10,886,529	19	21,082,038	19	20,500,629	18

OTHER COMPREHENSIVE INCOME (LOSS), Net
Exchange differences arising from the translation of the foreign operations	(51,248)	—	15,694	—	(36,731)	—	89,812	—
Unrealized gain (loss) on available-for-sale financial assets	26,162	—	(244,797)	—	(233,805)	—	(333,317)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended June 30				For the Six Months Ended June 30
	2014		2013		2014		2013
	Amount	%	Amount	%	Amount	%	Amount	%
Cash flow hedges (Note 10)	$(263)	—	$—	—	$(263)	—	$—	—
Share of other comprehensive loss of associates and jointly controlled entities accounted for using equity method	(32,245)	—	(8,260)	—	(24,641)	—	(36,300)	—
Income tax relating to each component of other comprehensive income (Note 31)	846	—	(379)	—	1,882	—	111	—

Total other comprehensive loss, net of income tax	(56,748)	—	(237,742)	—	(293,558)	—	(279,694)	—

TOTAL COMPREHENSIVE INCOME	$10,639,621	19	$10,648,787	19	$20,788,480	19	$20,220,935	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$10,582,991	19	$10,634,960	19	$20,818,408	19	$19,836,066	18
Noncontrolling interests	113,378	—	251,569	1	263,630	—	664,563	—

	$10,696,369	19	$10,886,529	20	$21,082,038	19	$20,500,629	18

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$10,542,310	19	$10,386,347	19	$20,549,983	19	$19,532,409	17
Noncontrolling interests	97,311	—	262,440	—	238,497	—	688,526	1

	$10,639,621	19	$10,648,787	19	$20,788,480	19	$20,220,935	18

EARNINGS PER SHARE (Note 32)
Basic	$1.36		$1.37		$2.68		$2.56

Diluted	$1.36		$1.37		$2.68		$2.56

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Owner of the Company (Notes 10 and 28)
							Other Equity
			Retained Earnings				Exchange Differences Arising from the Translation	Unrealized Gain (Loss) on Available-			Total equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings	of the Foreign Operations	for-sale Financial Assets	Cash flow Hedges	Total Other Adjustments	Attributable to Stockholders of the Parent	Noncontrolling Interests	Total Equity
BALANCE, JANUARY 1, 2013	$77,574,465	$190,162,430	$70,828,983	$2,675,894	$21,483,854	$94,988,731	$(96,930)	$257,991	$—	$161,061	$362,886,687	$4,441,849	$367,328,536
Appropriation of 2012 earnings
Legal reserve	—	—	3,990,397	—	(3,990,397)	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(35,913,099)	(35,913,099)	—	—	—	—	(35,913,099)	—	(35,913,099)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(810,789)	(810,789)
Other changes in additional paid-in capital
Cash distributed from additional paid-in capital	—	(5,589,240)	—	—	—	—	—	—	—	—	(5,589,240)	—	(5,589,240)
Change in additional paid-in capital from investments in associates accounted for using equity method	—	1,630	—	—	—	—	—	—	—	—	1,630	4,223	5,853
Net income for the six months ended June 30, 2013	—	—	—	—	19,836,066	19,836,066	—	—	—	—	19,836,066	664,563	20,500,629
Other comprehensive income for the six months ended June 30, 2013	—	—	—	—	(39,598)	(39,598)	67,687	(331,746)	—	(264,059)	(303,657)	23,963	(279,694)

Total comprehensive income for the six months ended June 30, 2013	—	—	—	—	19,796,468	19,796,468	67,687	(331,746)	—	(264,059)	19,532,409	688,526	20,220,935

Exercise of employee stock option of subsidiaries	—	3,803	—	—	—	—	—	—	—	—	3,803	26,269	30,072
Compensation cost of employee stock option of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	16,950	16,950
Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(250)	(250)

BALANCE, JUNE 30, 2013	$77,574,465	$184,578,623	$74,819,380	$2,675,894	$1,376,826	$78,872,100	$(29,243)	$(73,755)	$—	$(102,998)	$340,922,190	$4,366,778	$345,288,968

BALANCE, JANUARY 1, 2014	$77,574,465	$184,620,065	$74,819,380	$2,675,894	$20,744,024	$98,239,298	$5,742	$(149,747)	$—	$(144,005)	$360,289,823	$5,054,331	$365,344,154
Appropriation of 2013 earnings
Legal reserve	—	—	2,074,342	—	(2,074,342)	—	—	—	—	—	—	—	—
Special reserve	—	—	—	144,005	(144,005)	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(18,525,558)	(18,525,558)	—	—	—	—	(18,525,558)	—	(18,525,558)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(796,789)	(796,789)
Other changes in additional paid-in capital
Cash dividends from additional paid-in capital	—	(16,577,663)	—	—	—	—	—	—	—	—	(16,577,663)	—	(16,577,663)
Change in additional paid-in capital from investments in associates and jointly controlled entities accounted for using equity method	—	(1,681)	—	—	—	—	—	—	—	—	(1,681)	(2,486)	(4,167)
Net income for the six months ended June 30, 2014	—	—	—	—	20,818,408	20,818,408	—	—	—	—	20,818,408	263,630	21,082,038
Other comprehensive income for the six months ended June 30, 2014	—	—	—	—	—	—	(43,791)	(224,371)	(263)	(268,425)	(268,425)	(25,133)	(293,558)

Total comprehensive income for the six months ended June 30, 2014	—	—	—	—	20,818,408	20,818,408	(43,791)	(224,371)	(263)	(268,425)	20,549,983	238,497	20,788,480

Compensation cost of employee stock option of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	53,131	53,131

BALANCE, JUNE 30, 2014	$77,574,465	$168,040,721	$76,893,722	$2,819,899	$20,818,527	$100,532,148	$(38,049)	$(374,118)	$(263)	$(412,430)	$345,734,904	$4,546,684	$350,281,588

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$25,130,017	$24,602,870
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	16,105,591	15,360,856
Amortization	784,700	601,967
Provision for doubtful accounts	148,370	138,262
Interest expenses	19,285	14,347
Interest income	(142,732)	(324,410)
Dividend income	(76,998)	(34,451)
Compensation cost of employee stock options	53,131	16,950
Share of the profit of associates and jointly controlled entities accounted for using equity method	(391,722)	(302,359)
Impairment loss on financial assets carried at cost	8,976	26,772
Impairment loss on intangible assets	—	18,055
Provision for inventory and obsolescence	247,684	137,965
Impairment loss on property, plant and equipment	—	2,262
Loss (gain) on disposal of financial instruments	(44,377)	6,951
Loss on disposal of property, plant and equipment	19,505	9,909
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	456	(34,756)
Gain arising on adjustments for hedged available-for-sale financial assets	—	(63,566)
Valuation loss on hedging derivative liabilities, net	—	57,806
Valuation loss on hedging derivative assets, net	—	5,760
Loss (gain) on foreign exchange	107,722	(68,631)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	91	4,603
Trade notes and accounts receivable	(855,279)	674,216
Receivables from related parties	(376)	(7,501)
Inventories	(593,196)	(598,617)
Other current monetary assets	(274,231)	(527,227)
Prepayment	(3,171,800)	(3,409,982)
Other current assets	(1,306,006)	740,238
Increase (decrease) in:
Trade notes and accounts payable	(3,255,927)	(1,875,442)
Payables to related parties	82,927	(300,594)
Other payables	(4,187,853)	(3,622,071)
Provisions	(12,966)	18,852
Advance receipts	(403,290)	(88,206)
Other current liabilities	6,328	(32,697)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2014	2013
Deferred revenue	$(134,874)	$(41,617)
Accrued pension liabilities	194,124	128,022

Cash generated from operations	28,057,280	31,234,536
Interest paid	(19,270)	(22,264)
Income tax paid	(4,005,213)	(3,312,033)

Net cash provided by operating activities	24,032,797	27,900,239

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	—	(1,761,867)
Proceeds from disposal of available-for-sale financial assets	81,229	1,341,910
Acquisition of time deposits and negotiable certificate of deposit with maturities of more than three months	(411,000)	(17,729,546)
Proceeds from disposal of time deposits and negotiable certificate of deposit with maturities of more than three months	434,607	33,820,230
Proceeds from disposal of held-to-maturity financial assets	1,570,000	1,570,692
Acquisition of financial assets carried at cost	(47,078)	(35,785)
Proceeds from disposal of financial assets carried at cost	3,489	—
Capital reduction of financial assets carried at cost	43,740	18,000
Proceeds from disposal of hedging derivative assets	—	9,635
Derecognition of hedging derivative liabilities	—	(84,133)
Acquisition of investments accounted for using equity method	(133,485)	(60,000)
Capital reduction of associates	—	16,387
Acquisition of property, plant and equipment	(13,089,921)	(15,586,069)
Proceeds from disposal of property, plant and equipment	3,808	35,847
Acquisition of intangible assets	(149,163)	(321,109)
Increase in noncurrent assets	(340,956)	(1,451,126)
Interest received	21,857	334,297
Cash dividends received	451,807	361,115

Net cash provided by (used in) investing activities	(11,561,066)	478,478

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	830,643	227,292
Repayment of short-term loans	—	(143,900)
Proceeds from long-term loans	348,000	—
Repayment of long-term loans	—	(358,372)
Customers’ deposits refunded	(58,707)	(95,308)
Decrease in other liabilities	(4,739)	(84,389)
Proceeds from exercise of employee stock option granted by subsidiaries	—	30,072

Net cash provided by (used in) financing activities	1,115,197	(424,605)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2014	2013
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$(30,690)	$95,288

NET INCREASE IN CASH AND CASH EQUIVALENTS	13,556,238	28,049,400
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	14,585,105	30,938,472

CASH AND CASH EQUIVALENTS, END OF PERIOD	$28,141,343	$58,987,872

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of domestic and international fixed-line, Global System for Mobile Communications (“GSM”), and Third Generation (“3G”) mobile service in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as “the Company”.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorized by the Board of Directors on August 12, 2014.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The accompany consolidated financial statements have been prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting,” endorsed by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present full disclosures required for a complete set of the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), and the Interpretations as well as related guidance translated by Accounting Research and Development Foundation (ARDF) endorsed by the FSC (collectively, “Taiwan-IFRSs”) annual consolidated financial statements.

Basis of Consolidation

The detailed information of subsidiaries included in the consolidated financial statements was as follows:

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2014	December 31, 2013	June 30, 2013	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Selling and maintaining mobile phones and its peripheral products	28	28	28	a.
	Light Era Development Co., Ltd. (“LED”)	Housing, office building development, rent and sale services	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International telecommunications IP fictitious internet and internet transfer services	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing communication and information aggregative services	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Internet communication and internet data center (“IDC”) service	69	69	69
	Chunghwa International Yellow Pages Co., Ltd. (“CHYP”)	Yellow pages sales and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Network services, producing digital entertainment contents and broadband visual sound terrace development	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International data and internet services and long distance call wholesales to carriers	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Information and communications technology, international circuit, and intelligent energy network service	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Software retail	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	License plate recognition system	51	51	51
	Honghwa International Co., Ltd. (“HHI”)	Telecommunication constructions, telecommunication service agencies and other service.	100	100	100	b.
	New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Investment	100	100	100
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	100
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunication and internet service	100	100	100
	Chief International Corp. (“CIC”)	Investment	100	100	100
Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	100	100	100
Spring House Entertainment Tech. Inc.	Ceylon Innovation Ltd. (“CEI”)	International trading, general advertisement and book publishment service	100	100	100
Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd. (“YYRP”)	Real estate management and leasing business	100	100	100
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd. (“CHPT”)	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	51	51	51	c.
	Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Investment	100	100	100

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2014	December 31, 2013	June 30, 2013	Note
Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”)	Planning and design of software and hardware system services and integration of information system	100	100	100
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	100	100	100	d.
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Electronic materials wholesale and retail and investment	100	100	—	e.
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	100
Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited (“COI”)	Investment	100	100	100
Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Information technology services and sale of communication products	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Information technology services and sale of communication products	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Information technology services and maintenance of communication products	100	100	100
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Information technology services and sale of communication products	100	100	100
Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100
Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Planning and design of energy conservation and software and hardware system services, and integration of information system	100	100	100
	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Intelligent energy conserving and intelligent building services	75	75	75
	Hua-Xiong Information Technology Co., Ltd. (“HXIT”)	Intelligent system and energy saving system services in buildings	51	51	51
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	—	—	f.

(Concluded)

a.	The Company owns 28% equity shares of SENAO. However, the Company has four out of seven seats of the board of directors of SENAO through the support of large beneficial shareholders. Therefore, the Company has control over SENAO and the accounts of SENAO are included in the consolidated financial statements. The decrease of the Company’s equity ownership of SENAO was due to the exercise of options by SENAO’s employees. The Company owned 28.23%, 28.18% and 28.18% equity shares of SENAO as of June 30, 2013, December 31, 2013 and June 30, 2014, respectively.

b.	Chunghwa established 100% owned subsidiary of HHI in January 2013. Honghwa Human Resources changed its name to Honghwa International from July 4, 2014.

c.	The decrease of the Company’s equity ownership of CHPT was due to the exercise of options by CHPT’s employees and CHPT issued employee stock bonus. The Company owned 51.06%, 50.62% and 50.62% equity shares of CHPT as of June 30, 2013, December 31, 2013 and June 30, 2014, respectively.

d.	CHPT established 100% owned subsidiary of CHPT (JP) in January 2013.

e.	CHPT established 100% owned subsidiary of CHPT (International) in July 2013.

f.	CHPT (International) established 100% owned subsidiary of STET in January 2014.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of June 30, 2014:

Other Significant Accounting Policies

The accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2013, except for those described below:

a.	Retirement benefit costs

For defined benefit retirement plans, the cost of providing retirement benefit in the interim period is determined using the pension cost rate derived from the actuarial valuation at the end of prior year, adjusted for significant market fluctuation, curtailment, settlement or other one-time events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Interim period income taxes are assessed on an annual basis. Interim period income tax expense is calculated by applying to an interim period’s pre-tax income and the tax rate that would be applicable to expected total annual earnings.

c.	Hedge accounting

The Company designates certain derivatives as cash flow hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

The associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the line item relating to the hedged item in the same period when the hedged item affects profit or loss. However, when the hedged forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses previously recognized in other comprehensive income are transferred from equity and are included in the initial cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued prospectively when the Company revokes the designated hedging relationship, or when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument previously recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

4.	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, the managements are required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The same critical accounting judgments and key sources of estimation uncertainty of consolidated financial statements have been followed in these consolidated financial statements as were applied in the preparation of the consolidated financial statements for the year ended December 31, 2013.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	The 2013 Taiwan-IFRSs version in issue but not yet effective

On April 3, 2014, according to Rule No. 1030010325 issued by the FSC, the following 2013 IFRS version endorsed by the FSC (collectively, “2013 Taiwan-IFRSs version”) should be adopted by the Company starting 2015.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)

Amendments to IFRSs	Improvement to IFRSs 2009—amendment to IAS 39	January 1, 2009 and January 1, 2010, as appropriate

Amendment to IAS 39	Embedded Derivative	Effective for annual periods ending on or after June 30, 2009

Amendments to IFRSs	Improvements to IFRSs 2010	July 1, 2010 or January 1, 2011, as appropriate

Amendments to IFRSs	Annual Improvements to IFRSs 2009-2011 Cycle	January 1, 2013

(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)

Amendment to IFRS 1	Limited Exemption from Comparative IFRS 7 Disclosures of First-time Adopters	July 1, 2010

Amendment to IFRS 1	Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters	July 1, 2011

Amendment to IFRS 1	Government Loans	January 1, 2013

Amendment to IFRS 7	Disclosures—Offsetting Financial Assets and Financial Liabilities	January 1, 2013

Amendment to IFRS 7	Disclosures—Transfers of Financial Assets	July 1, 2011

Amendment to IFRS 10	Consolidated Financial Statements	January 1, 2013

Amendment to IFRS 11	Joint Arrangements	January 1, 2013

Amendment to IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013

Amendments to IFRS 10, 11 and 12	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013

Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities	January 1, 2014

IFRS 13	Fair Value Measurement	January 1, 2013

Amendment to IAS 1	Presentation of Items of Other Comprehensive Income	July 1, 2012

Amendment to IAS 12	Deferred Tax: Recovery of Underlying Assets	January 1, 2012

Amendment to IAS 19 (Revised 2011)	Employee Benefits	January 1, 2013

Amendment to IAS 27 (Revised 2011)	Separate Financial Statements	January 1, 2013

Amendment to IAS 28 (Revised 2011)	Investments in Associates and Joint Ventures	January 1, 2013

Amendment to IAS 32	Offsetting of Financial Assets and Financial Liabilities	January 1, 2014

IFRIC 20	Stripping Costs in Production Phase of a Surface Mine	January 1, 2013

(Concluded)

Note:	Unless stated otherwise, the above new, revised or amended standards or interpretations are effective for annual periods beginning on or after the respective effective dates.

Except for the following, the application of aforementioned 2013 Taiwan-IFRSs version has not had any material impact on the Company’s consolidated financial statements:

1)	IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than in the current standards. The Company will apply the new disclosure requirements of IFRS 12 in 2015.

2)	IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements and related disclosures. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only will be extended by IFRS 13 to cover all assets and liabilities within its scope.

The Company will apply IFRS 13 prospectively in 2015.

3)	Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 require items of other comprehensive income to be grouped into those that (1) will not be reclassified to profit or loss; and (2) will be reclassified subsequently to profit or loss when specific conditions are met. Income taxes on related items of other comprehensive income are grouped on the same basis. Previously, there were no such requirements.

The Company will apply the amendments to IAS 1 in 2015. The items that will not be reclassified subsequently to profit or loss are expected to include actuarial gains or losses from defined benefit plans, the share of actuarial gains or losses from defined benefit plans of associates and jointly controlled entities as well as the related income tax on such items. Items that will be reclassified subsequently to profit or loss are expected to include exchange differences arising on translation of foreign operations, changes in fair value of available-for-sale financial assets, cash flow hedges, the share of other comprehensive income of associates and jointly controlled entities as well as the related income tax on items of other comprehensive income (except for the share of actuarial gains or losses from defined benefit plans of associates and jointly controlled entities).

4)	Amendments to IAS 19 “Employee Benefits”

The amendments to IAS 19 change the accounting for defined benefit plans, which require the Company to recognize changes in defined benefit obligations or assets and to disclose the components of the defined benefit costs. According to the amendments, the past service cost, will be expensed immediately when it incurs and no longer be amortized over the average period before vested on a straight-line basis. In addition, the amendment also requires a broader disclosure in defined benefit plans.

When the Company applies the amendments to IAS 19 in 2015, employee benefits will be recognized based on actuarial calculations in accordance with IAS 19. The Company anticipates that as of June 30, 2014 and January 1, 2014, deferred tax assets will be retrospectively restated to decrease by $8,534 thousand and $9,082 thousand, respectively; accrued pension liabilities will be retrospectively restated to decrease by $33,731 thousand and $35,898 thousand, respectively; retained earnings will be retrospectively restated to increase by $21,937 thousand and $23,472 thousand, respectively; noncontrolling interests will be retrospectively restated to increase by $3,260 thousand and $3,344 thousand, respectively. For the three months ended June 30, 2014, pension cost will increase by $1,083 thousand which increase in operating expenses, and income tax expenses will decrease by $274 thousand. For the six months ended June 30, 2014 pension cost will increase by $2,167 thousand which increase in operating expenses, and income tax expenses will decrease by $548 thousand.

Except for the abovementioned impact, as of the date the consolidated financial statements were authorized for issue, the Company is continuingly assessing the possible impact that the application of the 2013 Taiwan-IFRSs version will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is complete.

b.	The IFRSs issued by IASB but not endorsed by FSC

The Company has not applied the following IFRSs issued by the IASB but not endorsed by the FSC. As of the date that the consolidated financial statements were authorized for issue, the initial adoption to the following standards and interpretations is still subject to the effective date to be published by the FSC.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014 (Note 2)

Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014

IFRS 9	Financial Instruments	January 1, 2018

Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2018

Amendment to IFRS 11	Acquisitions of Interests in Joint Operations	January 1, 2016

IFRS 14	Regulatory Deferral Accounts	January 1, 2016

IFRS 15	Revenue from Contracts with Customers	January 1, 2017

Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016

Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016

Amendment to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014

Amendment to IAS 36	Impairment of Assets: Recoverable Amount Disclosures for Non-financial Assets	January 1, 2014

Amendment to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014

IFRIC 21	Levies	January 1, 2014

Note 1:	Unless stated otherwise, the above new standards and interpretations are effective for annual periods beginning on or after the respective effective dates.

Note 2:	The amendment to IFRS 2 applies to share-based payment transactions for which the grant date is on or after July 1, 2014; the amendment to IFRS 3 applies to business combinations for which the acquisition date is on or after July 1, 2014; the amendment to IFRS 13 is effective immediately; the remaining amendments are effective for annual periods beginning on or after July 1, 2014.

Except for the following, the initial application of the above new standards and interpretations have not had any material impact on the Company’s consolidated financial statements:

1)	IFRS 9 “Financial Instruments”

Recognition and measurement of financial assets

With regards to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are subsequently measured at amortized cost or fair value. Under IFRS 9, the requirements for the classification and measurement of financial assets are stated as follows:

a)	For debt instruments, if their contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding, and they are held within a business model whose objective is to collect the contractual cash flows, the financial assets are measured at amortized cost and are assessed for impairment continuously with impairment loss recognized in profit or loss, if any. Interest revenue is recognized in profit or loss by using the effective interest method;

b)	For debt instruments, if the objective of the Company’s business model is achieved by both collecting the contractual cash flows and selling financial assets, the financial assets are measured at fair value through other comprehensive income (FVTOCI) and are assessed for impairment continuously. Interest revenue is recognized in profit or loss by using the effective interest method, and other gain or loss shall be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses.

c)	Except for a) and b), all other financial assets are measured at fair value through profit or loss. However, the Company may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss. No subsequent impairment assessment is required.

The impairment of financial assets

IFRS 9 requires that an entity recognize impairment loss on financial assets by using the “expected credit losses model”. The credit loss allowance is required for financial assets measured at amortized cost, financial assets mandatorily measured at FVTOCI, lease receivables, contract assets arising from IFRS 15 “Revenue from Contracts with Customers”, loan commitments and financial guarantee contracts. A loss allowance for the 12-month expected credit losses is required for a financial asset if its credit risk has not increased significantly since initial recognition. However, a loss allowance for full lifetime expected credit losses is required for (1) a financial asset if its credit risk has increased significantly since initial recognition and (2) trade receivables.

For purchased or originated credit-impaired financial assets, the estimated cash flows used to calculate the credit-adjusted effective interest rate incorporate expected credit losses at initial recognition. Subsequently, any changes in expected losses are recognized as changes in loss allowance with a corresponding gain or loss recognized in profit or loss.

Hedge accounting

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risk eligible for hedge accounting of non-financial items; (2) changing the way hedging derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

2)	Amendments to IAS 36 “Recoverable Amount Disclosures for Non-financial Assets”

In issuing IFRS 13 “Fair Value Measurement”, the IASB made some consequential amendments to the disclosure requirements in IAS 36 “Impairment of Assets”, introducing a requirement to disclose in every reporting period the recoverable amount of an asset or each cash-generating unit. The amendment clarifies that the disclosure of such recoverable amount is required during the period when an impairment loss has been recognized or reversed. Furthermore, the Company is required to disclose the discount rate used in current and previous measurements of the recoverable amount based on fair value less costs of disposal measured using a present value technique.

3)	Amendments to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting”

The amendments to IAS 39 provide an exception to the requirement for the discontinuation of hedge accounting. The amendment states that the novation of a hedging instrument should not be considered an expiration or termination giving rise to the discontinuation of hedge accounting when a hedging derivative is novated:

As a consequence of laws and regulations, or the introduction of laws and regulations, one or more clearing counterparties replace the original counterparty; and

Any changes in terms of the novated derivative are limited to those necessary to effect the replacement of the counterparty.

Any changes to the derivative’s fair value arising from the novation would be reflected in its measurement and therefore in the measurement and assessment of hedge effectiveness. The Company does not anticipate that the application of these amendments to IAS 39 will have a significant impact on the Company’s consolidated financial statements as the Company does not have any novation of derivatives.

4)	IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations from January 1, 2017.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

a) Identify the contract with the customer;

b) Identify the performance obligations in the contract;

c) Determine the transaction price;

d) Allocate the transaction price to the performance obligations in the contract; and

e) Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 is effective, the Company may elect to apply IFRS 15 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 15 recognized at the date of initial application.

Except for the abovementioned impact, as of the date the consolidated financial statements were authorized for issue, the Company is continuingly assessing the possible impact that the application other standards and interpretations will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is complete.

6.	CASH AND CASH EQUIVALENTS

	June 30, 2014	December 31, 2013	June 30, 2013
Cash
Cash on hand	$302,808	$235,955	$311,389
Bank deposits	6,495,599	10,591,681	5,125,359

	6,798,407	10,827,636	5,436,748

Cash equivalents
Commercial paper	12,887,906	2,375,419	36,301,572
Negotiable certificate of deposit with maturities of less than three months	8,062,195	—	15,800,000
Time deposits with maturities of less than three months	392,835	1,382,050	1,449,552

	21,342,936	3,757,469	53,551,124

	$28,141,343	$14,585,105	$58,987,872

The annual yield rates of bank deposits, commercial paper, negotiable certificate of deposit with maturities of less than three months and time deposits with maturities of less than three months were as follows:

	June 30, 2014	December 31, 2013	June 30, 2013
Bank deposits	0.00%-0.39%	0.00%-0.76%	0.00%-0.94%
Commercial paper	0.56%-0.63%	0.60%-0.65%	0.68%-0.70%
Negotiable certificate of deposit with maturities of less than three months	0.60%-1.35%	—	0.84%-0.87%
Time deposits with maturities of less than three months	0.30%-5.55%	0.05%-5.10%	0.30%-5.50%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30, 2014	December 31, 2013	June 30, 2013
Financial assets held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$337	$944

Financial liabilities held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$456	$246	$120

The Company did not apply hedge accounting on the aforementioned contracts at the balance sheet dates.

Outstanding forward exchange contracts as of balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(In Thousands)
June 30, 2014
Forward exchange contracts—buy	NT$/US$	2014.07	NT$	122,962/US$4,100
December 31, 2013
Forward exchange contracts—buy	NT$/US$	2014.01	NT$	90,092/US$3,021
June 30, 2013
Forward exchange contracts—buy	NT$/US$	2013.07	NT$	218,679/US$7,300

The Company entered into above forward exchange contracts to manage its exposure to foreign currency risk and impacts in operating results due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30, 2014	December 31, 2013	June 30, 2013
Equity securities
Domestic listed stocks and emerging stocks	$2,802,406	$3,046,182	$3,074,721
Foreign listed stocks	—	24,267	11,767
Domestic and foreign open-end mutual funds	—	—	2,655,490

	$2,802,406	$3,070,449	$5,741,978

Current	$—	$24,267	$2,667,257
Non-current	2,802,406	3,046,182	3,074,721

	$2,802,406	$3,070,449	$5,741,978

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	June 30, 2014	December 31, 2013	June 30, 2013
Corporate bonds	$8,930,702	$10,512,893	$13,195,749
Bank debentures	1,251,868	1,252,954	1,254,067

	$10,182,570	$11,765,847	$14,449,816

Current	$4,467,343	$4,264,104	$4,242,690
Non-current	5,715,227	7,501,743	10,207,126

	$10,182,570	$11,765,847	$14,449,816

The related information of corporate bonds and bank debentures as of balance sheet dates were as follows:

	June 30, 2014	December 31, 2013	June 30, 2013
Corporate bonds
Par value	$8,902,500	$10,472,500	$13,135,000

Nominal interest rate	1.15%-2.49%	1.15%-2.49%	1.15%-2.90%
Effective interest rate	1.00%-1.65%	1.00%-1.95%	1.00%-2.89%
Average expiry date	4 years	4 years	4 years
Bank debentures
Par value	$1,250,000	$1,250,000	$1,250,000

Nominal interest rate	1.25%-1.60%	1.25%-1.60%	1.25%-1.60%
Effective interest rate	1.15%-1.40%	1.15%-1.40%	1.15%-1.40%
Average expiry date	4 years	4 years	4 years

10.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	June 30, 2014	December 31, 2013	June 30, 2013
Hedging derivative financial assets
Fair value hedge—currency swap contracts	$—	$—	$193
Cash flow hedge—forward exchange contracts	24	—	—

	$24	$—	$193

Hedging derivative financial liabilities
Fair value hedge—currency swap contracts	$—	$—	$29,060
Cash flow hedge—forward exchange contracts	287	—	—

	$287	$—	$29,060

a.	Fair value hedges

The Company engages in fair vale hedge transactions to manage the foreign currency exposure of available-for-sale financial assets-foreign open-end mutual funds denominated in U.S. dollar.

Outstanding currency swap contracts as of June 30, 2013 were as follows:

			Contract Amount
	Currency	Maturity Period	(Thousands)
June 30, 2013
Currency swap contracts	US$/NT$	2013.08	US$	6,000/NT$180,000
	US$/NT$	2013.07-2013.09	US$	80,500/NT$2,388,873

b.	Cash flow hedges

The Company’s hedge strategy is to enter forward exchange contracts—buy to avoid its foreign currency exposure to certain foreign currency denominated payments in the following six months. In addition, the Company’s management considers the market condition to determine the hedge ratio, and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

The Company signed equipment purchase contracts with suppliers, and entered into foreign exchange forward contracts with maturity less than six months to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those foreign exchange forward contracts were designated as cash flow hedges. For the three months ended June 30, 2014 and for the six months ended June 30, 2014, loss arising from changes in fair value of the hedged items recognized in other comprehensive income were $263 thousand and $263 thousand, respectively. The purchase expects to occur in the third quarter of 2014, by that time the amounts originally deferred and recognized in equity will be reclassified to the carrying amounts of the equipment purchased.

The outstanding foreign exchange forward contracts at the balance sheet date were as follows:

			Contract Amount
	Currency	Maturity Period	(Thousands)
June 30, 2014
Forward exchange contracts—buy	EUR/NT$	2014.09	EUR2,795/NT$	114,027
	EUR/NT$	2014.09	EUR1,573/NT$	64,172

Losses arising from the hedging derivative instruments reclassified from equity to initial cost of the non-financial asset were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Construction in Progress and advances related to acquisition of equipment	$3,554	$—	$3,554	$—

11.	TRADE NOTES AND ACCOUNTS RECEIVABLE

	June 30, 2014	December 31, 2013	June 30, 2013
Trade notes and accounts receivable	$24,602,153	$23,823,004	$24,537,731
Less: Allowance doubtful debts	(991,756)	(922,102)	(882,301)

	$23,610,397	$22,900,902	$23,655,430

The average credit terms range from 30 to 90 days. In determining the recoverability of a trade receivable, the Company considers significant change in the credit quality of the trade notes and accounts receivable from the date credit was initially granted up to the end of the reporting period. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, therefore the Company recognized 100% allowance of notes and accounts receivable overdue longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts was estimated based on the Company’s historical recovery experience.

The Company serves a large consumer base; therefore, the concentration of credit risks is limited.

The aging of estimated recoverable amount of receivables that were past due but not impaired as of June 30, 2014, December 31, 2013 and June 30, 2013 was as follows:

	June 30, 2014	December 31, 2013	June 30, 2013
Less than 30 days	$120,659	$132,130	$152,078
31-60 days	14,133	40,492	63,238
61-90 days	19,511	14,377	87,648
91-120 days	13,866	85,210	47,414
121-180 days	913	2,091	3,179
More than 181 days	19,510	11,617	2,812

	$188,592	$285,917	$356,369

The above aging analysis was based on days overdue.

Movements of the allowance for doubtful accounts were as follows:

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
Balance on January 1, 2013	$163,779	$647,020	$810,799
Add: Provision for doubtful accounts	27,523	104,608	132,131
Deduct: Amounts written off	—	(60,629)	(60,629)

Balance on June 30, 2013	$191,302	$690,999	$882,301

Balance on January 1, 2014	$221,164	$700,938	$922,102
Add: Provision for doubtful accounts	35,793	104,735	140,528
Deduct: Amounts written off	—	(70,874)	(70,874)

Balance on June 30, 2014	$256,957	$734,799	$991,756

12.	INVENTORIES

	June 30, 2014	December 31, 2013	June 30, 2013
Merchandise	$5,044,476	$5,220,654	$4,609,041
Project in process	1,028,685	520,238	921,203
Work in process	16,451	26,100	24,191
Raw materials	54,829	26,266	25,586

	6,144,441	5,793,258	5,580,021
Land and building held for sale	—	8,166	42,183
Land held for development	1,998,733	1,998,733	—
Construction in progress	46,509	44,014	—
Land held under development	3,916	3,916	2,034,549

	$8,193,599	$7,848,087	$7,656,753

The operating costs related to inventories were $10,347,161 thousand and $11,336,193 thousand for the three months ended June 30, 2014 and 2013, and $21,596,618 thousand and $25,451,392 thousand for the six months ended June 30, 2014 and 2013, respectively.

For the three months ended June 30, 2014 and 2013, the costs of valuation loss on inventories recognized as operating cost included the amount of $90,836 thousand and $45,958 thousand, and for the six months ended June 30, 2014 and 2013, respectively, the costs of valuation loss on inventories recognized as operating cost included the amount of $247,684 thousand and $137,965 thousand, respectively.

As of June 30, 2014, December 31, 2013 and June 30, 2013, inventories of $2,068,471 thousand, $2,057,191 thousand and $2,013,285 thousand, respectively, were expected to be recovered after more than twelve months. The aforementioned amount of inventories is mainly related to property development owned by LED.

Land held under development and construction in progress on June 30, 2014 and December 31, 2013 was for Qingshan Sec., Dayuan Township, Taoyuan County project. Land held for development on June 30, 2014 and December 31, 2013 was for Yucheng Sec., Nangang Dist., Taipei City. Land held for development on June 30, 2013 was for Subsection 2 Gongyuan Sec., Zhongzheng Dist., Taipei City, Yucheng Sec., Nangang Dist., Taipei City and Qingshan Sec., Dayuan Township, Taoyuan County.

13.	PREPAYMENTS

	June 30, 2014	December 31, 2013	June 30, 2013
Prepaid rents	$3,282,462	$3,388,938	$3,508,186
Prepaid salary and bonus	3,278,767	7,106	3,221,869
Others	2,443,189	2,436,573	2,219,868

	$9,004,418	$5,832,617	$8,949,923

Current
Prepaid salary and bonus	$3,278,767	$7,106	$3,221,869
Prepaid rents	1,156,915	953,329	967,443
Others	1,159,133	1,263,695	1,206,205

	$5,594,815	$2,224,130	$5,395,517

Non-current
Prepaid rents	$2,125,547	$2,435,609	$2,540,743
Others	1,284,056	1,172,878	1,013,663

	$3,409,603	$3,608,487	$3,554,406

14.	OTHER CURRENT MONETARY ASSETS

	June 30, 2014	December 31, 2013	June 30, 2013
Time deposits and negotiable certificate of deposit with maturities of more than three months	$2,511,093	$2,534,700	$6,173,157
Receivables from the Fund for Privatization of Government-owned Enterprises under the Executive Yuan	1,339,107	1,317,887	1,320,069
Others	1,333,091	783,718	1,480,909

	$5,183,291	$4,636,305	$8,974,135

The annual yield rates of time deposits and negotiable certificate of deposit with maturities of more than three months at each period end were as follows:

	June 30, 2014	December 31, 2013	June 30, 2013
Time deposits and negotiable certificate of deposit with maturities of more than three months	0.11%-3.20%	0.11%-3.30%	0.11%-3.30%

15.	FINANCIAL ASSETS CARRIED AT COST

	June 30, 2014	December 31, 2013	June 30, 2013
Non-listed stocks
Domestic	$2,165,244	$2,223,651	$2,283,222
Foreign	247,263	199,995	175,652

	$2,412,507	$2,423,646	$2,458,874

The above non-listed stocks are classified as available-for-sale financial assets based on financial assets categories (see Note 37). Since the range of fair values measurement is significant and the probabilities of the various estimates cannot be reasonably assessed, the fair values of the investments cannot be reliably measured, the above non-listed stocks investment owned by the Company were carried at costs less any impairment losses at the balance sheet date.

CHI evaluated and concluded its financial assets carried at cost were partially impaired, and recorded an impairment loss of $8,347 thousand and $20,208 thousand for the three months ended June 30, 2014 and 2013, and $8,976 thousand and $26,772 thousand for the six months ended June 30, 2014 and 2013, respectively.

16.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30, 2014	December 31, 2013	June 30, 2013
Investments in associates	$2,238,178	$2,334,789	$1,918,611
Jointly controlled entity	267,843	227,504	235,217

	$2,506,021	$2,562,293	$2,153,828

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	June 30, 2014	December 31, 2013	June 30, 2013
Listed
Senao Networks, Inc. (“SNI”)	$636,048	$642,671	420,810
Non-listed
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	579,064	519,839	645,208
International Integrated System, Inc. (“IISI”)	283,740	292,239	273,992
Viettle-CHT Co., Ltd.	256,685	278,044	271,167
Skysoft Co., Ltd. (“SKYSOFT”)	118,480	158,218	121,837
So-net Entertainment Taiwan Limited (“So-net”)	97,524	92,325	86,041
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	71,696	1,838	2,376
Kingwaytek Technology Co., Ltd. (“KWT”)	64,491	74,838	70,382
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	62,258	214,201	(4,677)
HopeTech Technologies Limited (“HopeTech”)	27,749	25,564	24,148
Alliance Digital Tech Co., Ltd. (“ADT”)	25,350	28,757	—
MeWorks LIMITED (HK) (“Meworks”)	10,029	—	—
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	5,064	6,255	7,327
Panda Monium Company Ltd.	—	—	—

	$2,238,178	$2,334,789	$1,918,611

At the end of reporting period, the proportion of ownership in associates held by the Company were as follows:

	% of Ownership and Voting Right
	June 30, 2014	December 31, 2013	June 30, 2013
Senao Networks, Inc. (“SNI”)	34	34	40
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
International Integrated System, Inc. (“IISI”)	33	33	33
Viettle-CHT Co., Ltd.	30	30	30
Skysoft Co., Ltd. (“SKYSOFT”)	30	30	30
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	26	13	33
Kingwaytek Technology Co., Ltd. (“KWT”)	33	33	33
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40

(Continued)

	% of Ownership and Voting Right
	June 30, 2014	December 31, 2013	June 30, 2013
HopeTech Technologies Limited (“HopeTech”)	45	45	45
Alliance Digital Tech Co., Ltd. (“ADT”)	17	19	—
MeWorks LIMITED (HK) (“Meworks”)	20	—	—
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	49	49	49
Panda Monium Company Ltd.	43	43	43

(Concluded)

SNI was listed in December 2013. The fair value based on the closing market price of SNI as of the balance sheet date is as follows:

	June 30, 2014	December 31, 2013	June 30, 2013
SNI	$2,926,199	$2,544,870	$—

Chunghwa participated in the capital increase of So-net by investing $60,000 thousand in March 2013. The ownership interest remains 30% after the capital increase.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established an associate, DZIM, in May 2011. DZIM reduced its capital to offset the deficits amounting to $130,787 thousand and made capital reduction of $49,158 thousand during its stockholders’ meeting held on March 31, 2013. Chunghwa received $16,387 thousand from the capital reduction. Chunghwa did not participate in the capital increase of DZIM in July 2013 and the ownership interest decreased from 33% to 13% after the capital increase of DZIM. Chunghwa participated in the capital increase of DZIM by investing $49,485 thousand in April and June 2014. SENAO participated in the capital increase of DZIM by investing $24,000 thousand in April 2014. As of June 30, 2014, the Company held 26% ownership of DZIM. DZIM engages mainly in information technology service and general advertisement service.

Chunghwa, Taiwan Mobile Corporation, Asia Pacific Telecom, Vibo Telecom, EasyCard Corporation and Far EasTone Telecommunications established an associate, ADT, in November 2013. Chunghwa invested $30,000 thousand cash and held 19% ownership of ADT. Based on the share of capital commitments, Chunghwa has one seat out of five seats in the board of directors; therefore it has significant influence over ADT. Chunghwa did not participate in the capital increase of ADT in April 2014 and the ownership interest decreased from 19% to 17% after the capital increase of ADT. Chunghwa still has one seat out of five seats in the board of directors; therefore it remains an investor with significant influence over ADT. ADT engages mainly in the development of mobile payments and information processing service.

Prime Asia participated in the capital increase of MeWorks (HK) by investing $10,000 thousand and held 20% ownership in May 2014. Based on the share of capital commitments, Prime Asia has two seats out of five seats in the board of directors; therefore it has significant influence over MeWorks. MeWorks engages mainly in investment business.

The carrying amount of TISE was negative as of June 30, 2013, because the unrealized gains arising from upstream transactions with the Company were eliminated and the dividend was distributed.

The Company’s share of profit (loss) and other comprehensive income (loss) of investees was recognized based on reviewed financial statements for the three months and six months ended June 30, 2014 and 2013.

b.	Investments in jointly controlled entity

Investments in jointly controlled entity were as follows:

	Carrying Amount			% of Ownership and Voting Rights
	June 30, 2014	December 31, 2013	June 30, 2013	June 30, 2014	December 31, 2013	June 30, 2013
Non-listed
Huada Digital Corporation (“HDD”)	$222,582	$227,504	$235,217	50	50	50
Chunghwa Benefit One Co., Ltd. (“CBO”)	45,261	—	—	50	—	—

	$267,843	$227,504	$235,217

Chunghwa invested in CBO in February 2014 at $50,000 thousand cash to acquire 50% of its shares and the rest of 50% ownership interest was held by Benefit One Asia Ptd. Ltd. (“BOA”), and each obtained half of director seats. Thus, neither Chunghwa nor BOA obtained control over CBO. CBO engages mainly in e-commerce of employee benefits.

The Company’s share of profit (loss) of the jointly controlled entities was recognized based on reviewed financial statements for the three months and six months ended June 30, 2014 and 2013.

17.	PROPERTY, PLANT AND EQUIPMENT

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total
Cost
Balance on January 1, 2013	$102,196,615	$1,548,184	$67,428,504	$15,233,816	$669,375,712	$3,315,452	$7,588,449	$18,683,121	$885,369,853
Additions	—	—	1,130	33,676	17,839	607	154,608	14,371,562	14,579,422
Disposal	—	(8,971)	(4,091)	(423,767)	(6,451,611)	(75,836)	(241,663)	(35,810)	(7,241,749)
Effect of foreign exchange differences	—	—	—	6,938	3,572	273	6,353	32,779	49,915
Other	561	5,159	60,428	697,733	10,924,456	263,684	287,347	(12,116,242)	123,126

Balance on June 30, 2013	$102,197,176	$1,544,372	$67,485,971	$15,548,396	$673,869,968	$3,504,180	$7,795,094	$20,935,410	$892,880,567

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total
Accumulated depreciation and impairment
Balance on January 1, 2013	$—	$(1,067,498)	$(20,824,621)	$(11,348,414)	$(547,845,695)	$(1,270,172)	$(5,671,104)	$—	$(588,027,504)
Depreciation Expenses	—	(27,342)	(606,917)	(673,734)	(13,439,931)	(259,798)	(344,844)	—	(15,352,566)
Disposal	—	8,971	4,091	422,370	6,446,893	75,836	237,995	—	7,196,156
Impairment losses	—	—	—	—	(2,262)	—	—	—	(2,262)
Effect of foreign exchange differences	—	—	—	(2,005)	(2,257)	(97)	(2,760)	—	(7,119)
Other	—	—	2,311	(39,572)	34,746	(3,697)	(117,303)	—	(123,515)

Balance on June 30, 2013	$—	$(1,085,869)	$(21,425,136)	$(11,641,355)	$(554,808,506)	$(1,457,928)	$(5,898,016)	$—	$(596,316,810)

Balance on January 1, 2013, net	$102,196,615	$480,686	$46,603,883	$3,885,402	$121,530,017	$2,045,280	$1,917,345	$18,683,121	$297,342,349

Balance on June 30, 2013, net	$102,197,176	$458,503	$46,060,835	$3,907,041	$119,061,462	$2,046,252	$1,897,078	$20,935,410	$296,563,757

Cost
Balance on January 1, 2014	$102,263,330	$1,546,906	$67,557,865	$15,995,696	$683,118,379	$3,745,148	$8,415,325	$22,852,887	$905,495,536
Additions	—	—	860	13,136	84,757	932	91,645	11,744,017	11,935,347
Disposal	—	(9,645)	(10,787)	(1,230,855)	(10,326,300)	(30,890)	(268,055)	—	(11,876,532)
Effect of foreign exchange differences	—	—	—	(1,296)	3,434	16	(4,686)	—	(2,532)
Other	408,400	4,314	134,137	256,267	14,329,754	51,405	201,745	(15,371,162)	14,860

Balance on June 30, 2014	$102,671,730	$1,541,575	$67,682,075	$15,032,948	$687,210,024	$3,766,611	$8,435,974	$19,225,742	$905,566,679

Accumulated depreciation and impairment
Balance on January 1, 2014	$—	$(1,104,400)	$(21,971,843)	$(11,600,999)	$(560,313,927)	$(1,671,798)	$(6,118,453)	$—	$(602,781,420)
Depreciation Expenses	—	(26,797)	(624,013)	(727,827)	(14,003,235)	(296,157)	(419,278)	—	(16,097,307)
Disposal	—	9,645	9,491	1,227,433	10,320,406	30,837	255,407	—	11,853,219
Effect of foreign exchange differences	—	—	—	576	215	(4)	2,250	—	3,037
Other	—	(11)	(8,975)	(6,486)	(13,134)	(6,551)	24,199	—	(10,958)

Balance on June 30, 2014	$—	$(1,121,563)	$(22,595,340)	$(11,107,303)	$(564,009,675)	$(1,943,673)	$(6,255,875)	$—	$(607,033,429)

Balance on January 1, 2014, net	$102,263,330	$442,506	$45,586,022	$4,394,697	$122,804,452	$2,073,350	$2,296,872	$22,852,887	$302,714,116

Balance on June 30, 2014, net	$102,671,730	$420,012	$45,086,735	$3,925,645	$123,200,349	$1,822,938	$2,180,099	$19,225,742	$298,533,250

(Concluded)

Since there is no impairment indication for property, plant and equipment, the Company did not recognize any impairment loss for the three months and six months ended June 30, 2014, as well as for the three months ended June 30, 2013.

The Company performed the impairment assessment of telecommunications equipment for the three months ended March 31, 2013 and recognized an impairment loss of $2,262 thousand.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvement	8-30 years
Buildings
Main building	35-60 years
Other building facilities	3-10 years
Computer equipment	3-8 years
Telecommunications equipment
Telecommunication circuits	9-15 years
Telecommunication machinery and antennas equipment	5-10 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	2-6 years
Mechanical and air conditioner equipment	8-16 years
Others	3-10 years

18.	INVESTMENT PROPERTIES

Investment Properties
Cost
Balance on January 1, 2013 and June 30, 2013	$9,260,015

Accumulated depreciation and impairment
Balance on January 1, 2013	$(1,471,117)
Depreciation expense	(8,290)

Balance on June 30, 2013	$(1,479,407)

Balance on January 1, 2012, net	$7,788,898

Balance on June 30, 2012, net	$7,780,608

Cost
Balance on January 1, 2014 and June 30, 2014	$9,260,015

Accumulated depreciation and impairment
Balance on January 1, 2014	$(1,241,984)
Depreciation expense	(8,284)

Balance on June 30, 2014	$(1,250,268)

Balance on January 1, 2014, net	$8,018,031

Balance on June 30, 2014, net	$8,009,747

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	3-10 years

The fair value of the Company’s investment properties as of December 31, 2013 and 2012 was determined based on the appraisal reports conducted by independent appraisers. The Company used the abovementioned appraisal reports as the basis to determine the fair value as of June 30, 2014 and 2013 because there was no material change in the economic environment and the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	June 30, 2014	December 31, 2013	June 30, 2013
Fair value	$17,501,195	$17,501,195	$15,510,857

Overall capital interest rate	1.46%-2.20%	1.46%-2.20%	1.46%
Profit margin ratio	12%-20%	12%-20%	12%-15%
Discount rate	1.36%	1.36%	1.36%
Capitalization rate	0.68%-2.02%	0.68%-2.02%	1.5%-2.05%

All of the Company’s investment properties are held under freehold interest.

19.	INTANGIBLE ASSETS

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2013	$10,179,000	$2,065,542	$180,631	$116,650	$12,541,823
Additions-acquired separately	—	320,569	—	540	321,109
Disposal	—	(130,753)	—	—	(130,753)
Effect of foreign exchange difference	—	(1,844)	—	280	(1,564)

Balance on June 30, 2013	$10,179,000	$2,253,514	$180,631	$117,470	$12,730,615

Accumulated amortization and impairment
Balance on January 1, 2013	$(5,687,347)	$(1,049,664)	$—	$(23,009)	$(6,760,020)
Amortization expenses	(374,305)	(223,655)	—	(4,007)	(601,967)
Disposal	—	130,753	—	—	130,753
Impairment loss	—	—	(18,055)	—	(18,055)
Effect of foreign exchange difference	—	(115)	—	—	(115)

Balance on June 30, 2013	$(6,061,652)	$(1,142,681)	$(18,055)	$(27,016)	$(7,249,404)

Balance on January 1, 2013, net	$4,491,653	$1,015,878	$180,631	$93,641	$5,781,803

Balance on June 30, 2013, net	$4,117,348	$1,110,833	$162,576	$90,454	$5,481,211

Cost
Balance on January 1, 2014	$49,254,000	$2,637,454	$180,631	$117,887	$52,189,972
Additions-acquired separately	—	148,673	—	490	149,163
Disposal	—	(24,046)	—	(9)	(24,055)
Effect of foreign exchange difference	—	19	—	—	19

Balance on June 30, 2014	$49,254,000	$2,762,100	$180,631	$118,368	$52,315,099

(Continued)

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
Accumulated amortization and impairment
Balance on January 1, 2014	$(6,435,956)	$(1,306,473)	$(18,055)	$(30,600)	$(7,791,084)
Amortization expenses	(511,933)	(269,117)	—	(3,650)	(784,700)
Disposal	—	24,046	—	9	24,055
Effect of foreign exchange difference	—	10	—	—	10

Balance on June 30, 2014	$(6,947,889)	$(1,551,534)	$(18,055)	$(34,241)	$(8,551,719)

Balance on January 1, 2014, net	$42,818,044	$1,330,981	$162,576	$87,287	$44,398,888

Balance on June 30, 2014, net	$42,306,111	$1,210,566	$162,576	$84,127	$43,763,380

(Concluded)

For long-term business development, Chunghwa participated in mobile broadband license (4G license) bidding process announced by NCC and obtained certain spectrums. Chunghwa paid the 4G concession fee amounting to $39,075,000 thousand in November 2013.

Except for goodwill, the amortization expense is computed using the straight-line method over the following estimated service lives:

The concession fee is amortized on a straight-line basis from the date operations commence through the date the license expires.

The computer software is amortized using the straight-line method over the estimated useful lives of 2 to 10 years.

Other intangible assets are amortized using the straight-line method over the estimated useful lives of 3 to 20 years. Goodwill is not amortized.

The Company did not recognize any impairment loss on goodwill for the three months and six months ended June 30, 2014, as well as for the three months ended June 30, 2013. The Company recognized an impairment loss of $18,055 thousand on the goodwill arising from the business combination of a subsidiary, CHI, due to CHI underwent organizational downsizing for the three months ended March 31, 2013.

20.	OTHER ASSETS

	June 30, 2014	December 31, 2013	June 30, 2013
Spare parts	$4,785,489	$3,008,145	$3,533,550
Refundable deposits	2,435,920	2,209,566	2,275,950
Other financial assets	1,000,000	1,000,000	1,000,000
Others	2,257,490	2,626,061	2,974,700

	$10,478,899	$8,843,772	$9,784,200

Current
Spare parts	$4,785,489	$3,008,145	$3,533,550
Others	481,316	952,653	200,807

	$5,266,805	$3,960,798	$3,734,357

(Continued)

	June 30, 2014	December 31, 2013	June 30, 2013
Non-current
Refundable deposits	$2,435,920	$2,209,566	$2,275,950
Other financial assets	1,000,000	1,000,000	1,000,000
Others	1,776,174	1,673,408	2,773,893

	$5,212,094	$4,882,974	$6,049,843

(Concluded)

Other financial assets—noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund would be returned proportionately after the project was completed.

21.	SHORT-TERM LOANS

	June 30, 2014	December 31, 2013	June 30, 2013
Unsecured loans	$1,085,000	$254,357	$194,865

Annual interest rate	1.18%-2.40%	1.18%-2.40%	1.18%-2.40%

22.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS—CURRENT PORTION)

	June 30, 2014	December 31, 2013	June 30, 2013
Secured loans (Note 39)	$2,048,000	$1,700,000	$1,700,000
Less: Current portion of long-term loans	(300,000)	(300,000)	—

	$1,748,000	$1,400,000	$1,700,000

The annual interest rates of loans were as follows:

	June 30, 2014	December 31, 2013	June 30, 2013
Secured loans	1.13%-2.10%	1.15%-2.10%	1.15%-2.10%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand will become due in December 2014 and September 2015, respectively. LED obtained another secured loan from Chang Hwa Bank in December 2012 in the amount of $400,000 thousand which will be due in December 2017; LED repaid $300,000 thousand and $50,000 thousand in February and May 2013, respectively.

CHPT obtained a secured loan from Bank of Taiwan in April 2014 in the amount of $348,000 thousand. Interest is paid monthly. The principal will be paid periodically starting June 2016. The loan will be due in April 2029.

23.	TRADE NOTES AND ACCOUNTS PAYABLE

	June 30, 2014	December 31, 2013	June 30, 2013
Trade notes and accounts payable	$12,386,753	$15,589,108	$11,717,243

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

24.	OTHER PAYABLES

	June 30, 2014	December 31, 2013	June 30, 2013
Payable to stockholders for cash distributions from additional paid-in capital	$16,577,663	$—	$5,589,240
Accrued salary and compensation	6,376,014	10,336,141	5,733,530
Payables to equipment suppliers	1,934,174	1,819,604	1,722,671
Accrued bonuses to employees and remuneration to directors and supervisors	1,763,026	980,363	2,267,577
Payables to contrators	1,507,144	2,732,518	1,534,553
Amounts collected for others	1,360,376	1,325,918	1,353,953
Accrued maintenance costs	1,083,976	990,655	1,056,110
Accrued franchise fees	948,234	2,009,009	1,173,122
Others	7,311,622	6,597,561	7,444,267

	$38,862,229	$26,791,769	$27,875,023

25.	PROVISIONS

	June 30, 2014	December 31, 2013	June 30, 2013
Warranties	$184,329	$201,494	$236,495
Employee benefits	50,998	47,265	45,551
Others	4,512	4,046	2,960

	$239,839	$252,805	$285,006

Current	$118,904	$129,341	$135,793
Noncurrent	120,935	123,464	149,213

	$239,839	$252,805	$285,006

	Warranties	Employee Benefits	Others	Total
Balance on January 1, 2013	$221,245	$41,949	$2,960	$266,154
Additional provisions recognized	89,309	3,602	—	92,911
Reductions	(74,059)	—	—	(74,059)

Balance on June 30, 2013	$236,495	$45,551	$2,960	$285,006

(Continued)

	Warranties	Employee Benefits	Others	Total
Balance on January 1, 2014	$201,494	$47,265	$4,046	$252,805
Additional provisions recognized	63,755	3,733	470	67,958
Reductions	(80,615)	—	(4)	(80,619)
Reversal	(305)	—	—	(305)

Balance on June 30, 2014	$184,329	$50,998	$4,512	$239,839

(Concluded)

a.	The provision for warranty claims represents the present values of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents vested long-term service leave entitlements accrued.

26.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions To Be Included In Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan for selling prepaid cards. Bank of Taiwan provided a performance guarantee for advance receipts from prepaid cards amounted to $983,742 thousand as of June 30, 2014.

27.	RETIREMENT BENEFIT PLANS

The recognized pension expenses for the three months and six months ended June 30, 2014 and 2013 were determined by the pension cost rates of actuarial valuation of December 31, 2013 and 2012.

Relevant pension costs for defined benefit plans for the six months ended June 30, 2014 and 2013 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Operating costs	$451,654	$440,451	$902,974	$880,932
Marketing expenses	216,860	214,006	433,998	427,781
General and administrative expenses	41,152	40,579	82,566	81,159
Research and development expenses	26,073	25,135	52,149	50,312

	$735,739	$720,171	$1,471,687	$1,440,184

28.	EQUITY

a.	Share capital

1)	Common stock

	June 30, 2014	December 31, 2013	June 30, 2013
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of shares issued and collected proceeds (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

The issued common stock of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of June 30, 2014, the outstanding ADSs were 245,658 thousand common shares, which equaled 24,566 thousand units and represented 3.17% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustment of additional paid-in capital for the six months ended June 30, 2014 and 2013 were as follows:

	Share Premium	Movements of Paid-in Capital for Associates Accounted for Using Equity Method	Share-based Payment Transactions	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
Balance on January 1, 2013	$169,496,289	$—	$4,893	$13,170	$20,648,078	$190,162,430
Cash distributed from additional paid-in capital	(5,589,240)	—	—	—	—	(5,589,240)
Change in additional paid-in capital from investments in associates and jointly controlled entities accounted for using equity method	—	1,630	—	—	—	1,630
Exercise of employee stock options of subsidiaries	—	—	3,803	—	—	3,803

Balance on June 30, 2013	$163,907,049	$1,630	$8,696	$13,170	$20,648,078	$184,578,623

(Continued)

	Share Premium	Movements of Paid-in Capital for Associates Accounted for Using Equity Method	Share-based Payment Transactions	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
Balance on January 1, 2014	$163,907,049	$41,396	$10,372	$13,170	$20,648,078	$184,620,065
Cash distributed from additional paid-in capital	(16,577,663)	—	—	—	—	(16,577,663)
Change in additional paid-in capital from investments in associates and jointly controlled entities accounted for using equity method	—	(1,681)	—	—	—	(1,681)

Balance on June 30, 2014	$147,329,386	$39,715	$10,372	$13,170	$20,648,078	$168,040,721

(Concluded)

Additional paid-in capital may only be utilized to offset deficits. However, the additional paid-in capital from shares issued in excess of par and donations may be distributed in cash or capitalized when a company has no deficit, which however is limited to a certain percentage of Chunghwa’s paid-in capital.

Additional paid-in capital from investments accounted for using equity method may not be used for any purpose.

c.	Retained earnings and dividends policy

Before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside or reverse special reserves. In accordance with Chunghwa’s Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

For the six months ended June 30, 2014 and 2013, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued based on past experiences and the probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

In the end of the fiscal year, material differences between the initial accrual amounts and the amounts proposed by the board of directors on or before the consolidated financial statements are authorized for issue are charged to the earnings of the year that the initial bonus and remuneration were recognized. If there is a change in the proposed amounts after the consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. If the shareholders’ meeting approved to distribute the employee bonus as stocks, the share number of the stock bonus were determined by the amount of bonus divided by the fair value of the stocks which was the closing market prices one day before shareholders’ meeting after taking into account the effects of ex-rights and ex-dividends.

The Company should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash.

Except for non-ROC resident shareholders, all shareholders receiving the dividends are entitled a tax credit equal to their proportionate share of the income tax paid by the Company.

The appropriations and distributions of the 2013 and 2012 earnings of Chunghwa have been approved by the stockholders on June 24, 2014 and June 25, 2013 as follows:

	Appropriation of Earnings		Dividends Per Share
	For Fiscal Year 2013	For Fiscal Year 2012	For Fiscal Year 2013	For Fiscal Year 2012
Legal reserve	$2,074,342	$3,990,397
Special reserve	144,005	—
Cash dividends	18,525,558	35,913,099	$2.39	$4.63

The stockholders of Chunghwa resolved to distribute cash $2.14 per share and the total amount of $16,577,663 thousand from additional paid-in capital on June 24, 2014.

The stockholders of Chunghwa resolved to distribute cash $0.72 per share and the total amount of $5,589,240 thousand from additional paid-in capital on June 25, 2013.

The bonuses to the employees and remuneration to the directors and supervisors of the 2013 and 2012 approved by the stockholders on June 24, 2014 and June 25, 2013 were as follows:

	2013	2012
	Cash Bonus	Cash Bonus
Bonus distributed to the employees	$758,627	$1,533,082
Remuneration paid to the directors and supervisors	19,304	37,484

There was no difference between the initial accrual amounts and the amounts resolved in shareholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors in 2013 and 2012.

Information of the appropriation of Chunghwa’s earnings, employees bonuses and remuneration to directors and supervisors proposed by the board of directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Special reserves to be recognized under Rule No. 1010012865 issued by the FSC

The adjustments of Taiwan-IFRSs adoption resulted in the decrease of retained earnings of the Company; therefore, the Company is not required to appropriate any amount to the special reserve.

e.	Other equity items

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan Dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain (loss) of available-for-sale financial assets

	Six Months Ended June 30
	2014	2013
Beginning balance	$(149,747)	$257,991
Unrealized loss on available-for-sale financial assets	(191,088)	(268,898)
Income tax relating to unrealized gain (loss) on available- for-sale financial assets	1,675	99
Amount reclassified from equity to profit or loss on disposal	(34,958)	(62,947)

Ending balance	$(374,118)	$(73,755)

f.	Noncontrolling interests

	Six Months Ended June 30
	2014	2013
Beginning balance	$5,054,331	$4,441,849
Shares attributed to noncontrolling interests
Cash dividends distributed by subsidiaries	(796,789)	(810,789)
Net income of current period	263,630	664,563
Exchange differences arising from the translation of the net investment in foreign operations	(17,581)	25,423
Unrealized loss on available-for-sale financial assets	(7,759)	(1,472)
Income tax relating to unrealized gain (loss) on available- for-sale financial assets	207	12
Adjustment for change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	(2,486)	4,223
Compensation cost of employee stock options of a subsidiary	53,131	16,950
Exercise of employee stock option of subsidiaries	—	26,269
Decrease in noncontrolling interests	—	(250)

Ending balance	$4,546,684	$4,366,778

29.	REVENUE

The main source of revenue of the Company includes various telecommunications services in many different streams, and the related information were as discussed in Note 43.

30.	INCOME

a.	Other income and expenses

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Loss on disposal of property, plant and equipment	$(10,995)	$(5,728)	$(19,505)	$(9,909)
Impairment loss on property, plant and equipment	—	—	—	(2,262)
Impairment loss on intangible assets	—	—	—	(18,055)

	$(10,995)	$(5,728)	$(19,505)	$(30,226)

b.	Other income

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Income from Piping Fund	$—	$—	$200,000	$—
Dividends income	76,998	16,407	76,998	34,451
Rental income	11,467	10,940	22,386	22,053
Others	53,877	42,056	96,025	82,371

	$142,342	$69,403	$395,409	$138,875

c.	Other gains and losses

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Gain (loss) on disposal of financial instruments, net	$28,715	$21,677	$44,377	$(6,951)
Net foreign currency exchange gains (losses)	29,946	(36,463)	2,293	(10,914)
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	257	5,607	(456)	34,756
Gain (loss) arising from derivatives as designated hedging instruments in fair value hedges, net	—	7,587	—	(63,566)
Gain (loss) arising from adjustments for hedged item attributable to the hedged risk in a designated fair value hedge accounting relationship	—	(7,587)	—	63,566
Impairment losses of financial assets carried at cost	(8,347)	(20,208)	(8,976)	(26,772)
Others	(25,917)	(13,077)	(43,606)	(20,775)

	$24,654	$(42,464)	$(6,368)	$(30,656)

d.	Finance costs

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Interest on bank borrowings	$10,502	$6,203	$17,456	$12,390
Other interest expenses	57	170	1,829	1,957

	$10,559	$6,373	$19,285	$14,347

e.	Impairment loss on financial instruments (reversal gain)

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Notes and accounts receivable	$91,870	$35,255	$140,528	$132,131

Other receivables	$5,208	$(5,559)	$7,842	$6,131

Financial assets carried at cost	$8,347	$20,208	$8,976	$26,772

f.	Impairment loss of non-fianacial assets

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Inventories	$90,836	$45,958	$247,684	$137,965

Intangible assets	$—	$—	$—	$18,055

Property, plant and equipment	$—	$—	$—	$2,262

g.	Depreciation and amortization expenses

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Property, plant and equipment	$8,057,544	$7,697,055	$16,097,307	$15,352,566
Investment properties	4,142	4,145	8,284	8,290
Intangible assets	461,204	305,379	784,700	601,967

Total depreciation and amortization expenses	$8,522,890	$8,006,579	$16,890,291	$15,962,823

Depreciation expenses summarized by functions
Operating costs	$7,500,664	$7,164,865	$14,990,841	$14,303,904
Operating expenses	561,022	536,335	1,114,750	1,056,952

	$8,061,686	$7,701,200	$16,105,591	$15,360,856

Amortization expenses summarized by functions
Operating costs	$386,009	$245,995	$635,312	$488,311
Operating expenses	75,195	59,384	149,388	113,656

	$461,204	$305,379	$784,700	$601,967

h.	Employee benefit expenses

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Post-employment benefit
Defined contribution plans	$117,508	$91,122	$212,248	$174,959
Defined benefit plans	735,739	720,171	1,471,687	1,440,184

	853,247	811,293	1,683,935	1,615,143

(Continued)

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Share-based payment
Equity-settled share-based payment	$26,565	$16,950	$53,131	$16,950

Other employee benefit
Salaries	6,424,846	6,305,741	12,608,131	12,394,347
Insurance	661,512	621,305	1,281,477	1,210,964
Others	3,873,675	3,382,788	7,261,576	6,793,963

	10,960,033	10,309,834	21,151,184	20,399,274

Total employee benefit expenses	$11,839,845	$11,138,077	$22,888,250	$22,031,367

Summary by functions
Operating costs	$6,761,481	$6,123,656	$12,770,895	$12,197,050
Operating expenses	5,078,364	5,014,421	10,117,355	9,834,317

	$11,839,845	$11,138,077	$22,888,250	$22,031,367

(Concluded)

31.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense are as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Current tax
Current tax expenses recognized for the current period	$2,115,165	$2,161,087	$4,271,917	$4,106,736
Income tax expenses of unappropriated earnings	29,530	27,393	29,530	27,393
Income tax adjustments on prior years	(453)	(10,575)	(453)	(10,575)
Others	1,886	1,139	7,524	2,558

	2,146,128	2,179,044	4,308,518	4,126,112
Deferred tax
Deferred tax expense recognized for the current period	(54,182)	(21,527)	(260,539)	(23,871)

Income tax recognised in profit or loss	$2,091,946	$2,157,517	$4,047,979	$4,102,241

b.	Income tax (benefit) recognized in other comprehensive income

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Deferred tax
Unrealized gain (loss) on available-for-sale financial assets	$(846)	$379	$(1,882)	$(111)

c.	The related information under the Integrated Income Tax System is as follows:

Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1988 have been appropriated.

Imputation credit account

	June 30, 2014	December 31, 2013	June 30, 2013
Balance of Imputation Credit Account (“ICA”)	$7,748,948	$4,036,735	$7,675,577

The creditable ratio for distribution of earnings of 2013 and 2012 was 20.48% (expected ratio) and 19.23%, respectively.

When Chunghwa appropriated the earnings generated in and after 1998, the imputation credit allocated to local shareholders was based on the creditable rate as of the date of the dividends distribution date. The actual imputation credits allocated to shareholders of the Chunghwa was based on the balance of the Imputation Credit Accounts (ICA) as of the date of dividend distribution. Therefore, the expected creditable ratio for the 2013 earnings may differ from the actual creditable ratio to be used in allocating imputation credits to the shareholders.

According to legal interpretation No. 10204562810 announced by the Taxation Administration of the Ministry of Finance, when calculating imputation credits in the year of first-time adoption of Taiwan-IFRSs, the cumulative retained earnings include the net increase or net decrease in retained earnings arising from first-time adoption of Taiwan-IFRSs.

d.	Income tax examination

Chunghwa’s and the following subsidiaries income tax returns have been examined by the tax authorities through 2011: SENAO, CHPT, CHI, and CHST. CHIYP, CHIEF, Unigate, SFD, CHSI, LED, SHE, YYRP, and CEI’s income tax returns have been assessed by the tax authorities through 2012.

32.	EARNINGS PER SHARE

Net income and weighted average number of common stock used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Net income used to compute the basic earnings per share
Net income attributable to the parent	$10,582,991	$10,634,960	$20,818,408	$19,836,066
Assumed conversion of all dilutive potential common stock
Employee stock options and bonus of subsidiaries	(224)	(709)	(823)	(2,050)

Net income used to compute the diluted earnings per share	$10,582,767	$10,634,251	$20,817,585	$19,834,016

Weighted Average Number of Common Stock

	(Thousand Shares)
	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Weighted average number of common stock used to compute the basic earnings per share	7,757,447	7,757,447	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stock
Employee stock options	9,950	17,959	12,084	20,229

Weighted average number of common stock used to compute the diluted earnings per share	7,767,397	7,775,406	7,769,531	7,777,676

If Chunghwa may settle the employee bonus in shares or cash, Chunghwa shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the stockholders approve the number of shares to be distributed to employees in their meeting in the following year.

33.	SHARE-BASED PAYMENT ARRANGEMENT

a.	SENAO share-based compensation plans

SENAO share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Resolution Date by SENAO’s Board of Directors	Stock Options Units (Thousand)	Exercise Price (NT$)
2007.10.16	2007.10.31	6,181	$ 42.6 (Original price $ 44.2)
2012.05.28	2013.04.29	10,000	$ 84.3 (Original price $ 93.0)

Each option is eligible to subscribe for one common share when exercisable. Under the terms of SENAO Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividends, except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction, and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all the Plans are valid for six years and the graded vesting schedule is that 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

SENAO elected not to apply IFRS 2 retrospectively for the share-based payment transactions which were granted and vested before the transition date.

Stock options granted on May 7, 2013 applied IFRS 2. The recognized compensation cost was $53,131 thousand and $16,950 thousand for the six months ended June 30, 2014 and 2013, respectively.

Information about SENAO’s outstanding stock options for the six months ended June 30, 2014 and 2013 were as follows:

	Six Months Ended June 30, 2014
	Granted on May 7, 2013
	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)
Employee stock options
Balance on January 1	9,872	$89.4
Options granted	—	—
Options exercised	—	—
Options forfeited	(602)	—

Balance on June 30	9,270	84.3

Options exercisable at end of the period	—	—

	Six Months Ended June 30, 2013
	Granted on May 7, 2013		Granted on October 31, 2007
	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)
Employee stock options
Balance on January 1	—	$—	1,051	$42.6
Options granted	10,000	93.0	—	—
Options exercised	—	—	(514)	42.6
Options forfeited	—	—	—	—

Balance on June 30	10,000	93.0	537	42.6

Options exercisable at end of the period	—	—	537	42.6

As of June 30, 2014, information about employee stock options outstanding are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted- average Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)
$84.3	9,270	4.85	$84.3	—	$—

As of June 30, 2013, information about employee stock options outstanding are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted- average Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)
$42.6	537	0.42	$42.6	537	$42.6
93.0	10,000	5.85	93.0	—	93.0

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted as of May 7, 2013
Dividends yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted-average fair value of grants (NT$)	$28.72

Had SENAO used the fair value method to evaluate the options using the Black-Scholes model, the assumptions SENAO used and the fair value of the options would have been as follows:

Stock Options Granted as of October 31, 2007
Dividends yield	1.49%
Risk-free interest rate	2.00%
Expected life	4.375 years
Expected volatility	39.82%
Weighted-average fair value of grants (NT$)	$13.69

b.	CHPT share-based compensation plan

CHPT granted 1,000 options to some of its employees in December 2008. Under the terms of CHPT Plan, each option entitles the holder to subscribe for one thousand common shares at $12.6 per share when exercisable. The options are valid for 5 years and based on the graded vesting schedule, two tranches of 30% of option will vest two and three years after the grant date, respectively, and the rest of 40% will vest four years after the grant date. There is exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split, issuance of new shares in connection with mergers, issuance of global depositary receipts as well as distribution of cash dividends, except if the exercise price after adjustment exceeds the exercise price before adjustment.

For the six months ended June 30, 2013 information about CHPT’s outstanding stock options were as follows:

	Six Months Ended June 30, 2013
	Number of Options	Weighted- average Exercise Price (NT$)
Employee stock options
Balance on January 1	920	$10.1
Options exercised	(810)	10.1

Balance on June 30	110	10.1

Options exercisable at end of the period	110	10.1

The share registration of 810 thousand of employee stock options exercised in 2013 has been completed. 110 thousand of outstanding employee stock options have expired in December 2013. As of June 30, 2014, CHPT has no outstanding employee stock options.

As of June 30, 2013, information about employee stock options outstanding is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$10.1	110	0.5	$10.1	110	$10.1

CHPT used the fair value to evaluate the options using the Black-Scholes model, the assumptions and the fair value of the options of CHPT would have been as follows:

Stock Options Granted as of December 31, 2008
Dividends yield	—
Risk-free interest rate	2.00%
Expected life	3.1 years
Expected volatility	20.00%
Weighted-average fair value of grants	$3.80

34.	NON-CASH TRANSACTIONS

For the six months ended June 30, 2014 and 2013, the Company entered into the following non-cash investing activities:

	Six Months Ended June 30
	2014	2013
Acquistions in property, plant and equipment	$11,935,347	$14,579,422
Other payables	1,154,574	1,006,647

	$13,089,921	$15,586,069

35.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	June 30, 2014	December 31, 2013	June 30, 2013
Within one year	$3,061,611	$3,061,204	$2,891,952
Longer than one year but within five years	6,467,826	6,389,468	6,296,391
Longer than five years	1,619,127	1,719,931	1,852,394

	$11,148,564	$11,170,603	$11,040,737

b.	The Company as lessor

The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	June 30, 2014	December 31, 2013	June 30, 2013
Within one year	$439,383	$444,919	$464,917
Longer than one year but within five years	630,478	659,080	672,540
Longer than five years	174,474	165,260	88,677

	$1,244,335	$1,269,259	$1,226,134

36.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximising the return to stakeholders through the optimisation of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing treasury stock, proceeds from new debt or repayment of debt.

37.	FINANCIAL INSTRUMENTS

Categories of Financial Instruments

	June 30, 2014	December 31, 2013	June 30, 2013
Financial assets
Measured at FVTPL
Held for trading	$—	$337	$994
Hedging derivative financial assets	24	—	193
Held-to-maturity financial assets	10,182,570	11,765,847	14,449,816
Loans and receivables (Note a)	60,440,631	45,401,182	94,944,825
Available-for-sale financial assets (Note b)	5,214,913	5,494,095	8,200,852
Financial liabilities
Measured at FVTPL
Held for trading	456	246	120
Hedging derivative financial liabilities	287	—	29,060
Measured at amortized cost (Note c)	70,183,026	38,410,119	74,749,636

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, accounts receivable from related parties, other financial assets and refundable deposits (classified as other assets) which were loans and receivables.

Note b:	The balances included financial assets carried at cost which were classified as available-for-sale financial assets.

Note c:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, dividends payables, certain other payables, customer’s deposits and long-term loans which were financial liabilities carried at amortized cost.

Fair Value Information

a.	Financial instruments that are not measured at fair value

Except for what disclosed in the following table, the fair values of financial instruments not measured at fair value are considered approximately to their carrying amounts or the fair values cannot be reliable estimated:

	June 30, 2014		December 31, 2013		June 30, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Held-to-maturity investments	$10,182,570	$10,227,685	$11,765,847	$11,807,972	$14,449,816	$14,518,726

b.	Financial instruments measured at fair value

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

1)	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

2)	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

3)	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

June 30, 2014

	Level 1	Level 2	Level 3	Total
Hedging derivative financial assets
Derivative financial assets	$—	$24	$—	$24

Available-for-sale financial assets
Domestic listed securities shares
Equity investments	$2,802,406	$—	$—	$2,802,406

(Continued)

	Level 1	Level 2	Level 3	Total
Financial liabilities at FVTPL
Derivative financial liabilties	$—	$456	$—	$456

Hedging derivative financial liabilities
Derivative financial liabilities	$—	$287	$—	$287

(Concluded)

December 31, 2013

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial assets	$—	$337	$—	$337

Available-for-sale financial assets
Domestic listed securities and emerging market shares
Equity investments	$3,046,182	$—	$—	$3,046,182
Foreign listed stocks
Equity investments	24,267	—	—	24,267

	$3,070,449	$—	$—	$3,070,449

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$246	$—	$246

June 30, 2013

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial assets	$—	$944	$—	$944

Hedging derivative financial assets
Derivative financial assets	$—	$193	$—	$193

Available-for-sale financial assets
Domestic listed securities and emerging market shares
Equity investments	$3,074,721	$—	$—	$3,074,721
Foreign listed stocks
Equity investments	11,767	—	—	11,767
Open-end mutual funds	2,655,490	—	—	2,655,490

	$5,741,978	$—	$—	$5,741,978

(Continued)

	Level 1	Level 2	Level 3	Total
Financial liabilities at FVTPL
Derivative financial liabilities	$—	$120	$—	$120

Hedging derivative financial liabilities
Derivative financial liabilities	$—	$29,060	$—	$29,060

(Concluded)

There were no transfers between Levels 1 and 2 for the six months ended June 30, 2014 and 2013.

c.	Valuation techniques and assumptions applied for the purposes of measuring fair value.

The fair values of financial assets and financial liabilities are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices.

2)	Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts. Where such prices are not available, the value of the currency swap contracts and forward exchange contracts were calculated based on the forward exchange rate on the maturity date quoted by the financial institutions seperately. Estimates and assumptions used in valuation techniques are consistent with the information used by market participants in determining the prices of financial instruments.

Financial Risk Management Objectives

The main financial instruments of the Company include equity and debt investments, accounts receivable, accounts payables and loans. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the board of directors. Those derivatives are used to hedge the risks of exchange rate and interest rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Company reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the board of directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses currency swap and forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk management

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	June 30, 2014	December 31, 2013	June 30, 2013
Assets
USD	$4,537,837	$4,233,525	$4,146,504
EUR	19,212	5,366	8,568
JPY	3,313	1,844	3,494
SGD	16,612	141,832	14,324
Liabilities
USD	4,202,074	3,612,179	4,278,765
EUR	1,244,222	1,297,617	1,197,993
JPY	7,183	11,286	9,873
SGD	585	519	34,908

The carrying amount of the Company’s derivatives with exchange rate risk exposures at the end of the reporting period are as follows:

	June 30, 2014	December 31, 2013	June 30, 2013
Assets
USD	$—	$337	$1,137
EUR	24	—	—
Liabilities
USD	456	246	29,180
EUR	287	—	—

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items, forward foreign exchange contracts and currency swap contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Six Months Ended June 30
	2014	2013
Profit or loss
Monetary assets and liabilities (a)
USD	$16,788	$(6,613)
EUR	(61,251)	(59,471)
JPY	(194)	(319)
SGD	801	(1,029)

(Continued)

	Six Months Ended June 30
	2014	2013
Derivatives (b)
USD	$6,122	$140,700
Equity
Derivatives (c)
EUR	(218)	—

(Concluded)

a)	This is mainly attributable to the exposure to the outstanding foreign currency denominated receivables and payables of the Company at the end of the reporting period.

b)	This is mainly attributable to the currency swap contracts and forward foreign exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currency, there would be a comparable impact on the profit, and the balances above would be negative.

2)	Interest rate risk

The carrying amount of the Company’s exposures to interest rates on financial assets and financial liabilities are as follows:

	June 30, 2014	December 31, 2013	June 30, 2013
Fair value interest rate risk
Financial assets	$24,325,923	$5,682,095	$59,068,496
Financial liabilities	990,000	224,357	190,865
Cash flow interest rate risk
Financial assets	5,554,651	10,609,392	5,125,359
Financial liabilities	2,143,000	1,730,000	1,704,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s profit before tax would increase/decrease by $8,529 thousand and $8,553 thousand for the six months ended June 30, 2014 and 2013, respectively. This is mainly attributable to the Company’s exposure to floating rates on its financial instruments and short-term and long-term loan.

3)	Other price risks

The Company is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices of listed equity securities had been 5% higher/lower:

Other comprehensive income would increase/decrease by $140,120 thousand and $286,329 thousand as a result of the changes in fair value of available-for-sale assets for the six months ended June 30, 2014 and 2013, respectively.

b.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheet as of the balance sheet date.

The Company serves a large consumer base, and the concentration of credit risk was limited.

c.	Liquidity risk management

The Company manages and contains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
June 30, 2014
Non-derivative financial liabilities
Non-interest bearing	—	$35,311,055	$35,103,221	$—	$—	$70,414,276
Floating interest rate instruments	1.23%	10,000	85,000	300,000	1,748,000	2,143,000
Fixed interest rate instruments	1.35%	115,000	865,000	10,000	—	990,000

		$35,436,055	$36,053,221	$310,000	$1,748,000	$73,547,276

December 31, 2013
Non-derivative financial liabilities
Non-interest bearing	—	$41,957,323	$—	$980,363	$—	$42,937,686
Floating interest rate instruments	1.18%	—	20,000	310,000	1,400,000	1,730,000
Fixed interest rate instruments	1.53%	175,000	35,000	14,357	—	224,357

		$42,132,323	$55,000	$1,304,720	$1,400,000	$44,892,043

(Continued)

	Weighted Average Effective Interest	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
June 30, 2013
Non-derivative financial liabilities
Non-interest bearing	—	$34,542,498	$41,502,339	$—	$—	$76,044,837
Floating interest rate instruments	1.17%	4,000	—	—	1,700,000	1,704,000
Fixed interest rate instruments	1.55%	20,000	120,000	50,865	—	190,865

		$34,566,498	$41,622,339	$50,865	$1,700,000	$77,939,702

(Concluded)

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis and the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
June 30, 2014
Gross settled
Forward exchange contracts
Inflow	$122,506	$177,936	$—	$—	$300,442
Outflow	122,962	178,199	—	—	301,161

	$(456)	$(263)	$—	$—	$(719)

December 31, 2013
Gross settled
Forward exchange contracts
Inflow	$90,183	$—	$—	$—	$90,183
Outflow	90,092	—	—	—	90,092

	$91	$—	$—	$—	$91

June 30, 2013
Gross settled
Currency swap contracts
Inflow	$934,378	$1,634,495	$—	$—	$2,568,873
Outflow	947,057	1,650,683	—	—	2,597,740

	$(12,679)	$(16,188)	$—	$—	$(28,867)

Forward exchange contracts
Inflow	$219,503	$—	$—	$—	$219,503
Outflow	218,679	—	—	—	218,679

	$824	$—	$—	$—	$824

2)	Financing facilities

	June 30, 2014	December 31, 2013	June 30, 2013
Unsecured bank loan facility
Amount used	$1,085,000	$254,357	$194,865
Amount unused	29,524,280	8,474,923	8,055,135

	$30,609,280	$8,729,280	$8,250,000

Secured bank loan facility
Amount used	$2,048,000	$1,700,000	$1,700,000
Amount unused	600,000	600,000	600,000

	$2,648,000	$2,300,000	$2,300,000

38.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because the ROC government has significant influence over Chunghwa. Chunghwa believes that all revenues and costs of doing business are reflected in the consolidated financial statements.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Associate

So-net Entertainment Taiwan Co., Ltd. (“So-net”)	Associate

Skysoft Co., Ltd. (“SKYSOFT”)	Associate

KingWaytek Technology Co., Ltd. (“KWT”)	Associate

Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	Associate

Viettel-CHT Co., Ltd. (“Viettel”)	Associate

Huada Digital Corporation (“HDD”)	Jointly controlled entity

Chunghwa Benefit One Co., Ltd (“CBO”)	Jointly controlled entity

International Integrated System, Inc. (“IISI”)	Associate

Senao Networks, Inc. (“SNI”)	Associate

HopeTech Technologies Limited (“HopeTech”)	Associate

ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Associate

Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	Associate

Other related parties

Chunghwa Telecom Foundation (“CTF”)	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds

Senao Technical and Cultural Foundation (“STCF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds

Sochamp Technology Co., Ltd. (“Sochamp”)	Investor of significant influence over CHST

(Continued)

Company	Relationship
United Daily News Co., Ltd. (“UDN)	Investor of significant influence over SFD
HTC Co., Ltd (“HTC”)	Investor of significant influence over HDD
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Senao Shenzhen Ltd.	Investee of HopeTech

(Concluded)

b.	Term of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Associates	$84,045	$105,716	$168,154	$193,424

Jointly controlled entities	$1,747	$1,016	$3,243	$1,992

Others	$17,034	$9,775	$32,592	$11,104

	Purchases
	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Associates	$346,048	$333,690	$731,264	$672,008

Jointly controlled entities	$—	$—	$—	$571

Others	$16,581	$5,103	$69,638	$52,583

2)	Non-operating transactions

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Associates	$16,974	$8,062	$16,974	$16,130

Others	$—	$105	$—	$105

3)	Receivables

	June 30, 2014	December 31, 2013	June 30, 2013
Associates	$55,905	$59,875	$42,851
Jointly controlled entities	574	1	1
Others	13,201	9,428	8,586

	$69,680	$69,304	$51,438

4)	Payables

	June 30, 2014	December 31, 2013	June 30, 2013
Associates	$586,692	$549,012	$534,386
Jointly controlled entities	36,263	—	2
Others	16,781	7,797	5,084

	$639,736	$556,809	$539,472

5)	Customers’ deposits

	June 30, 2014	December 31, 2013	June 30, 2013
Associates	$6,048	$994	$3,342

6)	Acquisition of property, plant and equipment

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Associates	$279,964	$259,106	$450,750	$769,844

The above amount is mainly attributable to telecommunications equipment bought from TISE.

7)	Prepayments

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the three months ended June 30, 2014 was $102,942 thousand, which consisted of an offsetting credit of the prepayment of $51,096 thousand and an additional accrual of $51,846 thousand. The total rental expense for the six months ended June 30, 2014 was $207,970 thousand, which consisted of an offsetting credit of the prepayment of $96,960 thousand and an additional accrual of $111,010 thousand. The prepayment was $2,469,812 thousand (classified as prepaid rents-current $204,398 thousand, and prepaid rents—noncurrent $2,265,414 thousand) as of June 30, 2014.

c	Compensation of key management personnel

The remuneration of directors and members of key management personnel for the three months and six months ended June 30, 2014 and 2013 was as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Short-term benefits	$52,237	$62,148	$125,989	$139,448
Share-based payment	2,444	1,356	4,888	1,356
Post-employment benefits	2,158	573	4,258	1,146

	$56,839	$64,077	$135,135	$141,950

The remuneration of directors and key executives is determined by the compensation committee having regard to the performance of individual and market trends.

39.	PLEDGED ASSETS

The following assets are pledged as collaterals for long-term bank loans and contract deposits.

	June 30, 2014	December 31, 2013	June 30, 2013
Property, plant and equipment, net	$3,093,786	$2,668,409	$2,683,166
Land held under development and land held for development (included in inventories)	1,998,733	1,998,733	1,998,733
Restricted assets (included in other assets—others)	1,041	10,541	10,000

	$5,093,560	$4,677,683	$4,691,899

40.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

At the balance sheet date, the Company’s remaining commitments under non-cancelable contracts with various parties, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $3,230,437 thousand as of June 30, 2014.

b.	Acquisitions of telecommunications equipment were of $24,286,979 thousand as of June 30, 2014.

c.	Unused letters of credit were of $209,838 thousand as of June 30, 2014.

d.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets—noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

41.	EXCHANGE RATE INFORMATION OF FOREIGN FINANCIAL ASSETS AND LIABILITIES

The significant information of foreign-currency financial assets and liabilities as below:

	June 30, 2014
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Financial assets
Monetary items
Cash
USD	$9,167	29.87	$273,764
EUR	394	40.78	16,081
JPY	7,342	0.295	2,166
SGD	646	23.93	15,455

(Continued)

	June 30, 2014
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Accounts receivable
USD	$142,778	29.87	$4,264,073
EUR	77	40.78	3,131
JPY	3,887	0.295	1,147
SGD	48	23.93	1,157
Non-monetary items
Investments accounted for using equity method
USD	929	29.87	27,749
SGD	24,198	23.93	579,064
Financial liabilities
Monetary items
Accounts payable
USD	140,702	29.87	4,202,074
EUR	30,511	40.78	1,244,222
JPY	24,348	0.295	7,183
SGD	24	23.93	585

(Concluded)

	December 31, 2013
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Financial assets
Monetary items
Cash
USD	$6,446	29.80	$192,118
EUR	96	41.09	3,947
JPY	1,483	0.284	421
SGD	5,912	23.58	139,416
Accounts receivable
USD	135,595	29.80	4,041,407
EUR	35	41.09	1,419
JPY	5,012	0.284	1,423
SGD	102	23.58	2,416
Non-monetary items
Available-for-sale financial assets
USD	814	29.80	24,267
Investments accounted for using equity method
USD	854	29.80	25,564
SGD	22,046	23.58	519,839

(Continued)

	December 31, 2013
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Financial liabilities
Monetary items
Accounts payable
USD	$121,194	29.80	$3,612,179
EUR	31,580	41.09	1,297,617
JPY	39,738	0.284	11,286
SGD	22	23.58	519

(Concluded)

	June 30, 2013
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Financial assets
Monetary items
Cash
USD	$12,627	30.00	$378,800
EUR	121	39.15	4,748
JPY	9,910	0.30	3,009
SGD	462	23.76	10,967
Accounts receivable
USD	125,590	30.00	3,767,704
EUR	98	39.15	3,820
JPY	1,596	0.30	485
SGD	141	23.76	3,357
Non-monetary items
Available-for-sale financial assets
USD	88,516	30.00	2,655,490
Investments accounted for using equity method
USD	867	30.00	26,129
SGD	27,155	23.76	645,208
Financial liabilities
Monetary items
Accounts payable
USD	142,626	30.00	4,278,765
EUR	30,600	39.15	1,197,993
JPY	32,520	0.30	9,873
SGD	1,469	23.76	34,908

42. ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and jointly controlled entity): Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: Please see Table 4.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 7.

j.	Financial transactions: Please see Notes 7, 10 and 37.

k.	Investment in Mainland China: Please see Table 8.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 9.

43. SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. Segment information is provided to CEO who allocates resources and assesses segment performance. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business—the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business—the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business—the provision of HiNet services and related services;

d.	International fixed communications business—the provision of international long distance telephone services and related services;

e.	Others—the provision of non-Telecom services and the corporate related items not allocated to reportable segments.

Segment Revenue and Operating Results

Analysis by reportable segment of revenue and operating results of continuing operations are as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
Three months ended June 30, 2014
Revenue
From external customers	$17,233,714	$27,779,522	$6,295,404	$3,929,697	$545,898	$55,784,235
Intersegment revenues	5,032,807	1,239,059	1,364,125	550,703	794,138	8,980,832

Segment revenues	$22,266,521	$29,018,581	$7,659,529	$4,480,400	$1,340,036	64,765,067

Intersegment elimination						(8,980,832)

Consolidated revenues						$55,784,235

Segment income before income tax	$4,964,296	$5,632,115	$2,502,879	$140,816	$(451,791)	$12,788,315

Six months ended June 30, 2014
Revenue
From external customers	$34,384,448	$55,287,580	$12,429,451	$7,727,894	$1,004,774	$110,834,147
Intersegment revenues	10,065,512	2,733,810	2,560,939	1,037,470	967,512	17,365,243

Segment revenues	$44,449,960	$58,021,390	$14,990,390	$8,765,364	$1,972,286	128,199,390

Intersegment elimination						(17,365,243)

Consolidated revenues						$110,834,147

Segment income before income tax	$10,207,084	$11,107,749	$4,777,972	$154,452	$(1,117,240)	$25,130,017

Three months ended June 30, 2013
Revenue
From external customers	$18,181,882	$26,874,183	$6,191,894	$4,024,452	$565,545	$55,837,956
Intersegment revenues	4,611,045	1,353,669	1,085,372	567,821	204,769	7,822,676

Segment revenues	$22,792,927	$28,227,852	$7,277,266	$4,592,273	$770,314	63,660,632

Intersegment elimination						(7,822,676)

Consolidated revenues						$55,837,956

Segment income before income tax	$4,551,451	$6,473,529	$2,441,479	$168,801	$(591,214)	$13,044,046

Six months ended June 30, 2013
Revenue
From external customers	$36,234,279	$54,771,766	$12,209,370	$7,841,341	$1,398,193	$112,454,949
Intersegment revenues	9,292,465	2,797,441	1,947,768	983,267	393,359	15,414,300

Segment revenues	$45,526,744	$57,569,207	$14,157,138	$8,824,608	$1,791,552	127,869,249

Intersegment elimination						(15,414,300)

Consolidated revenues						$112,454,949

Segment income before income tax	$9,319,811	$11,323,270	$4,604,960	$509,029	$(1,154,200)	$24,602,870

44. SIGNIFICANT SUBSEQUENT EVENTS

The board of directors of LED approved the disposal of investment properties on August 1, 2014. As of August 1, 2014, the cost and accumulated depreciation of such investment properties were $623,498 thousand and $13,244 thousand, respectively. The proceeds from disposal was $1,230,000 thousand. The transaction costs and gain from the disposal are expected to be $36,386 thousand and $583,360 thousand, respectively.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

SIX MONTHS ENDED JUNE 30, 2014

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
0	Chunghwa Telecom Co., Ltd.	Donghwa Telecom Co., Ltd.	b	$3,457,349	$1,371,150	$1,343,925	$—	$—	0.40%	$13,829,396	Yes	No	No	Notes 3 and 4
25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	3,674,330	3,300,000	3,300,000	1,650,000	3,300,000	0.89%	3,674,330	No	Yes	No	Note 5

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.

b.	Majority owned subsidiary.

c.	The Company and subsidiary owns over 50% ownership of the investee company.

d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.	Guaranteed by the Company according to the construction contract.

f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 1% of the total equity attributable to stockholders of the parent of the latest financial statement of Chunghwa.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide shall not exceed 4% of the total equity attributable to stockholders of the parent of the latest financial statement of Chunghwa.

Note 5:	The maximum amount of endorsement or guarantee is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

JUNE 30, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2014				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co.,	Stocks
Ltd.		Taipei Financial Center Corp.	—	Financial assets carried at cost - noncurrent	172,927	$1,789,530	12	$—	—
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost - noncurrent	11,826	118,260	17	—	—
		Innovation Works Development Fund, L.P.	—	Financial assets carried at cost - noncurrent	—	189,958	4	—	—
		Global Mobile Corp.	—	Financial assets carried at cost - noncurrent	7,617	77,018	3	—	—
		iD Branding Ventures	—	Financial assets carried at cost - noncurrent	4,275	42,750	8	—	—
		Innovation Works Limited	—	Financial assets carried at cost - noncurrent	1,000	31,390	2	—	—
		CQi Energy Infocom Inc.	—	Financial assets carried at cost - noncurrent	2,000	—	18	—	—
		RPTI Intergroup International Ltd.	—	Financial assets carried at cost - noncurrent	4,765	—	10	—	—
		Essence Technology Solution, Inc.	—	Financial assets carried at cost - noncurrent	200	—	7	—	—
		China Airlines Ltd.	—	Available-for-sale financial assets - noncurrent	263,622	2,702,127	5	2,702,127	Note 2

		Bond
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	301,558	—	301,424	Note 3
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	200,949	—	200,949	Note 3
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	203,944	—	204,448	Note 3
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	101,934	—	102,224	Note 3
		Taiwan Power Co. 2nd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	204,828	—	205,893	Note 3
		Taiwan Power Co. 3rd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	205,629	—	204,938	Note 3
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	201,762	—	203,241	Note 3
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	303,106	—	304,862	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2014				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	200,089	—	200,599	Note 3
		FCFC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	125,054	—	125,253	Note 3
		Taiwan Power Co. 2nd Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	50,012	—	50,076	Note 3
		Taiwan Power Company 4th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	$174,922	—	$175,521	Note 3
		Taiwan Power Company 5th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	50,053	—	50,254	Note 3
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	100,021	—	100,179	Note 3
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	25,013	—	25,045	Note 3
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	99,974	—	100,407	Note 3
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	150,215	—	150,611	Note 3
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	50,057	—	50,138	Note 3
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	50,048	—	50,138	Note 3
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	87,596	—	87,742	Note 3
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	200,193	—	201,067	Note 3
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,068	—	100,533	Note 3
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—	200,436	—	200,815	Note 3
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—	300,918	—	301,222	Note 3
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—	100,174	—	100,407	Note 3
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	150,426	—	150,718	Note 3
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	50,072	—	50,240	Note 3
		Taiwan Power Co. 2nd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	50,036	—	50,385	Note 3
		Taiwan Power Co. 3rd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	200,264	—	200,923	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2014				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	300,129	—	301,583	Note 3
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	99,986	—	100,528	Note 3
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	199,972	—	201,055	Note 3
		NAN YA Company 2nd Unsecured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	50,101	—	50,235	Note 3
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	200,590	—	200,883	Note 3
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	$299,935	—	$301,105	Note 3
		China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	100,193	—	100,736	Note 3
		China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	301,113	—	302,209	Note 3
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	299,786	—	302,119	Note 3
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	100,439	—	101,330	Note 3
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	299,863	—	303,989	Note 3
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond issued in 2011	—	Held-to-maturity financial assets	—	301,042	—	304,825	Note 3
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond issued in 2011	—	Held-to-maturity financial assets	—	100,324	—	101,608	Note 3
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-C Issue in 2011	—	Held-to-maturity financial assets	—	200,340	—	201,098	Note 3
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	—	Held-to-maturity financial assets	—	300,000	—	301,087	Note 3
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	149,901	—	150,639	Note 3
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	199,844	—	201,173	Note 3
		Chinese Petroleum Corporation 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,872	—	201,150	Note 3
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,944	—	99,430	Note 3
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	39,978	—	39,772	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2014				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value
		Taiwan Power Co. 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,942	—	100,419	Note 3
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,897	—	201,208	Note 3
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,948	—	100,604	Note 3
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	200,194	—	201,208	Note 3
		TSMC 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,878	—	200,959	Note 3
		TSMC 3rd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,871	—	201,583	Note 3
		KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds in 2012	—	Held-to-maturity financial assets	—	300,000	—	300,911	Note 3
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond-A issued in 2012	—	Held-to-maturity financial assets	—	300,000	—	302,640	Note 3
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	$100,050	—	$100,385	Note 3
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	150,036	—	150,578	Note 3
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,051	—	100,385	Note 3

		Eximbank 19-2nd Unsecured Financial Debentures	—	Held-to-maturity financial assets	—	150,000	—	149,999	Note 3
1	Senao International Co., Ltd.	Stocks
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost—noncurrent	1,200	12,000	9	—	—
2	CHIEF Telecom Inc.	Stocks

		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost - noncurrent	374	3,450	10	—	—
		21Vianet Group. Inc.	—	Available-for-sale financial assets	—	—	—	—	Note 2
14	Chunghwa Investment Co., Ltd.	Stocks
		Tatung Technology Inc.	—	Financial assets carried at cost - noncurrent	4,571	73,964	11	—	—

		iD Branding Ventures	—	Financial assets carried at cost - noncurrent	1,425	14,250	3	—	—
		Uni Display Inc.	—	Financial assets carried at cost - noncurrent	2,445	4,867	1	—	—
		A2peak Power Co., Ltd.	—	Financial assets carried at cost - noncurrent	990	—	3	—	—

		VisEra Technologies Company Ltd.	—	Financial assets carried at cost - noncurrent	649	29,371	—	—	—
		Ultra Fine Optical Technology Co., Ltd.	—	Financial assets carried at cost - noncurrent	1,800	—	8	—	—
		Aide Energy (Cayman) Holding Co., Ltd.	—	Financial assets carried at cost - noncurrent	800	—	1	—	—

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2014				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

		Mediapro Technology Ltd.	—	Financial assets carried at cost - noncurrent	55	230	—	—	—
		PChome Store Inc.	—	Available-for-sale financial assets - noncurrent	259	59,472	2	59,472	Note 2
		Tons Lightology Inc.	—	Available-for-sale financial assets - noncurrent	1,242	40,807	3	40,807	Note 2

27	Chunghwa Hsingta Co., Ltd.	Stocks
		Cotech Engineering Fuzhou Corp.	—	Financial assets carried at cost - noncurrent	—	25,914	5	—	—

Note 1:	Showing at carrying amounts with adjustments for fair value and deducted accumulated impairment; otherwise, showing at their original carrying amounts on amortized cost deducted the accumulated amortization.
Note 2:	Market value was based on the closing price of June 30, 2014.
Note 3:	Market value of was based on the average trading price on June 30, 2014.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance			Acquisition			Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)		Shares (Thousands/ Thousand Units)	Amount		Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Bonds
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	Held-to-maturity financial assets	—	—	—		$300,000 (Note 2)	—		$—	—	$—	$300,000 (Note 2)	$—	—		$—
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—		350,000 (Note 2)	—		—	—	—	350,000 (Note 2)	—	—		—
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2011	Held-to-maturity financial assets	—	—	—		300,000 (Note 2)						300,000 (Note 2)
1	Senao International Co., Ltd.	Stocks
		Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	—	Subsidiary	59,175	(US$	1,750,220 59,175)	12,000	(US$	362,183 12,000)	—	—	—	—	71,175	(US$	2,112,403 71,175 (Note 3	) )
22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Investments accounted for using equity method	—	Subsidiary	58,440	(US$	1,727,221 58,440)	12,000	(US$	362,183 12,000)	—	—	—	—	70,440	(US$	2,089,404 70,440 (Note 3	) )

Note 1:	Showing at their original carrying amounts without adjustments for fair values.
Note 2:	Stated at its nominal amounts.
Note 3:	The amount was eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2014

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter- party	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount
Chunghwa Precision Test Tech Co., Ltd.	Land and building	March 6, 2014	$435,000	Based on the contract, the amount of which $435,000 thousand was paid in 2014.	Teamyoung Advance Ceramics Co., Ltd.	—	—	—	—	$—	In accordance with land appraisal report	Manufacturing purpose	None

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2014

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale (Note 1)	Amount (Note 2)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 3)		% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$336,648 (Note 5)	—	30 days	$—	—	$20,518 (Note 5)		—
				Purchase	5,303,818 (Note 5)	10	30-90 days	—	—	(1,369,045 (Note 5	) )	(11)
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	285,569 (Note 5)	1	30 days	—	—	(204,288 (Note 5	) )	(2)
		Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	170,928 (Note 5)	—	90 days	—	—	(58,065 (Note 5	) )	—
		CHIEF Telecom Inc.	Subsidiary	Sales	129,168 (Note 5)	—	60 days	—	—	24,123 (Note 5)		—
				Purchase	160,597 (Note 5)	—	30 days	—	—	(42,204 (Note 5	) )	—
		Honghwa International Co. Ltd.	Subsidiary	Purchase	634,785 (Note 5)	1	30 days	—	—	(313,665 (Note 5	) )	(2)
		Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee	Purchase	245,297	—	30-90 days	—	—	(412,308)		(3)
		So-net Entertainment Taiwan Ltd (“So-net”)	Equity-method investee	Sales	127,606	—	60 days	—	—	19,938		—
		ST-2 Satellite Ventures Pte. Ltd.	Equity-method investee	Purchase	207,970	—	30 days	—	—	(50,886)		—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	5,319,942 (Note 5)	25	30-90 days	—	—	1,373,316 (Note 5)		59
				Purchase	213,803 (Note 5)	1	30 days	—	—	(5,623 (Note 5	) )	—
		HopeTech Technologies Limited	Equity-method investee	Purchase	193,525	1	30 days	—	—	(20,134)		(1)
2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	160,597 (Note 5)	20	30 days	—	—	42,204 (Note 5)		29
				Purchase	128,899 (Note 5)	23	60 days	—	—	(24,123 (Note 5	) )	(26)

(Continued)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale (Note 1)	Amount (Note 2)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 3)	% to Total
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	$285,569 (Note 5)	78	30 days	$—	—	$201,244 (Note 5)	68
5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	170,928 (Note 5)	67	90 days	—	—	58,065 (Note 5)	77
36	Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	669,989 (Note 5)	100	30 days	—	—	313,389 (Note 5)	100

Note 1:	Purchase included acquisition of services cost.
Note 2:	The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as inventories, property, plant and equipment, intangible assets, and operating expenses.
Note 3:	Notes and accounts receivable did not include the amount as amounts collected for others and other receivables.
Note 4:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.
Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2014

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$224,714 (Note 2)	13.79	$—	—	$167,161	$—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,947,510 (Note 2)	7.59	—	—	1,550,958	—
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	204,288 (Note 2)	2.18	—	—	109,390	—
36	Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	313,389 (Note 2)	5.55	—	—	161,795	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.
Note 2:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2014			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				June 30, 2014	December 31, 2013	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,552,418	$287,038	$76,862	Subsidiary (Note 5)
	Light Era Development Co., Ltd.	Taiwan	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	3,792,028	4,683	4,872	Subsidiary (Note 5)
	Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	1,567,453	1,567,453	402,590	100	1,504,054	(40,504)	(40,504)	Subsidiary (Note 5)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International telecommunications IP fictitious internet and internet transfer services	574,112	574,112	26,383	100	781,111	91,984	91,984	Subsidiary (Note 5)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing communication and information aggregative services	838,506	838,506	60,000	100	680,204	5,586	21,911	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	582,935	109,940	77,539	Subsidiary (Note 5)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	511,919	58,272	51,863	Subsidiary (Note 5)
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	375,273	348,089	1	100	280,668	(14,095)	(14,062)	Subsidiary (Note 5)
	Honghwa International Co., Ltd.	Taiwan	Human resources service	180,000	180,000	18,000	100	206,067	14,638	14,638	Subsidiary (Note 5)
	Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	172,233	8,000	8,000	Subsidiary (Note 5)
	Spring House Entertainment Tech. Inc.	Taiwan	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	7,015	56	133,049	9,977	6,301	Subsidiary (Note 5)
	Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	122,645	6,291	7,418	Subsidiary (Note 5)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	148,275	103,027	—	100	127,069	(453)	(453)	Subsidiary (Note 5)
	Smartfun Digital Co., Ltd.	Taiwan	Software retail	65,000	65,000	6,500	65	53,733	5,175	3,397	Subsidiary (Note 5)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International telecommunications IP fictitious internet and internet transfer services	17,291	17,291	1	100	29,318	3,186	3,186	Subsidiary (Note 5)
	Chunghwa Sochamp Technology Inc.	Taiwan	License plate recognition system	20,400	20,400	2,040	51	6,382	(17,789)	(7,938)	Subsidiary (Note 5)
	New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	—	—	—	100				Subsidiary (Notes 3 and 5)

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2014			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				June 30, 2014	December 31, 2013	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	283,740	11,718	4,795	Associate
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	256,685	41,675	12,508	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	62,258	538,175	183,149	Associate
	Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	118,480	75,162	23,744	Associate
	So-net Entertainment Taiwan	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	97,524	17,329	5,199	Associate
	KingWay Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	71,770	71,770	2,879	33	64,491	(31,884)	(10,347)	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	30,000	30,000	3,000	19	25,350	(20,685)	(3,757)	Associate
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	$97,598	$48,113	5,400	18	$47,940	$(13,780)	$(2,109)	Associate
	Huada Digital Corporation	Taiwan	Providing software service	250,000	250,000	25,000	50	222,582	(11,659)	(4,922)	Jointly controlled entity
	Chunghwa Benefit One Co., Ltd.	Taiwan	E-commerce of employee benefits	50,000	—	5,000	50	45,261	(9,479)	(4,739)	Jointly controlled entity
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	636,048	285,102	97,619	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,112,403	1,750,220	71,175	100	876,635	(301.868)	(301,427)	Subsidiary (Note 5)
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	24,000	—	2,400	8	23,756	13,780	(244)	Associate
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service.	2,000	2,000	200	100	1,476	(69)	(69)	Subsidiary (Note 5)
	Chief International Corp.	Samoa Islands	Investment	6,068	6,068	200	100	22,374	2,623	2,623	Subsidiary (Note 5)
Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	47,321	47,321	1,500	100	19,072	(407)	(407)	Subsidiary (Note 5)
Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	International trading, general advertisement and book publishment service	10,000	10,000	—	100	10,111	360	360	Subsidiary (Note 5)
Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd.	Taiwan	Real estate trading and leasing business	2,793,667	2,793,667	83,290	100	2,678,672	25,050	16,930	Subsidiary (Note 5)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	409,061	409,061	18,102	38	579,064	172,423	90,175	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Taiwan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	91,875	91,875	10,936	51	169,728	47,132	23,901	Subsidiary (Note 5)
	Chunghwa Investment Holding Co., Ltd.	Brunei	Investment	46,035	46,035	1,432	100	15,502	(1,037)	(1,037)	Subsidiary (Note 5)
	Panda Monium Company Ltd.	Cayman	The production of animation	20,000	20,000	602	43	—	—	—	Associate
	CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	20,000	20,000	2,000	4	27,516	109,940	4,206	Associate (Note 5)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	33,855	287,038	667	Associate (Note 5)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	12,504	12,504	400	100	8,682	(3,954)	(3,954)	Subsidiary (Note 5)

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2014			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				June 30, 2014	December 31, 2013	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	CHPT Japan Co., Ltd.	Japan	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	2,008	2,008	600	100	1,865	57	57	Subsidiary (Note 5)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Electronic materials wholesale and retail and investments	2,957	2,957	100	100	2,673	(373)	(373)	Subsidiary (Note 5)
Prime Asia Investments Group,	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,273	348,089	1	100	270,658	(14,097)	(14,097)	Subsidiary (Note 5)
Ltd. (B.V.I.)	MeWorks LIMITED (HK)	Hong Kong	Investment	10,000	—	—	20	10,029	—	—	Associate
Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment.	2,089,405	1,727,221	70,440	100	847,313	(303,638)	(303,638)	Subsidiary (Note 5)
	HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales.	21,177	21,177	5,240	45	29,762	3,966	1,785	Associate
Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	Investment	26,035	26,035	6,520	100	—	—	—	Subsidiary (Note 5)

Note 1:	The equity in net income (loss) of investees was based on reviewed financial statements.
Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but have not yet begun operation as of June 30, 2014.
Note 4:	Investment in mainland China is included in Table 8.
Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

SIX MONTHS ENDED JUNE 30, 2014

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid- in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2014	Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2014	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of June 30, 2014	Accumulated Inward Remittance of Earnings as of June 30, 2014	Note
					Outflow	Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$47,321	2	$47,321	$—	$—	$47,321	$(407)	100	$(407)	$19,072	$—	Note 6
Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	51,552	2	25,414	—	—	25,414	(3,212)	49	(1,574)	5,064	—
Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	951,262	2	709,528	241,734	—	951,262	(136,793)	100	(136,793)	425,972	—	Note 6
Senao International Trading (Shanghai) Co., Ltd.	Information technology services and sale of communication products	773,504	2	653,055	120,449	—	773,504	(148,825)	100	(148,825)	256,268	—	Note 6
	Information technology services and sale of communication products	87,540	2	87,540	—	—	87,540	(3,465)	100	(3,465)	74,878	—	Note 6
Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	263,736	2	263,736	—	—	263,736	(14,549)	100	(14,549)	86,869	—	Note 6
Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	2	177,176	—	—	177,176	(12,178)	100	(12,178)	86,680	—	Note 6
Jiangsu Zhenghua Information Technology Company, LLC	Intelligent energy serving and intelligent building services	189,410	2	142,057	—	—	142,057	(2,916)	75	(2,188)	132,251	—	Note 6

(Continued)

Investee	Main Businesses and Products	Total Amount of Paid- in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2014	Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2014	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of June 30, 2014	Accumulated Inward Remittance of Earnings as of June 30, 2014	Note
					Outflow	Inflow
Hua-Xiong Information Technology Co., Ltd.	Intelligent system and energy saving system services in buildings	56,386	2	28,855	—	—	28,855	528	51	269	25,813	—	Note 6
Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	2,970	2	—	2,970	—	2,970	(367)	100	(367)	2,674	—	Note 6

(Continued)

Investee	Accumulated Investment in Mainland China as of June 30, 2014	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
Glory Network System Service (Shanghai) Co., Ltd. (Note 3)	$47,321	$47,321	$390,237
Xiamen Sertec Business Technology Co., Ltd. (Note 4)	25,414	79,882	496,004
SENAO and its subsidiaries (Note 5)	2,076,042	2,796,994	—
Chunghwa Telecom (China) Co., Ltd. (Note 5)	177,176	177,176	—
Jiangsu Zhenghua Information Technology Company, LLC (Note 5)	142,057	142,057	—
Hua-Xiong Information Technology Co., Ltd. (Note 5)	28,855	44,653	—
Shanghai Taihua Electronic Technology Limited (“STET”) (Note 4)	2,970	2,970	496,004

Note 1:	Investments were through an holding company registered in a third region.
Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s reviewed financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.
Note 4:	The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.
Note 5:	Based on “Principle of investment or Technical Cooperation in Mainland China”, Chunghwa and Senao is not subjective to the limited amount due to the operating headquarters documents issued by Industrial Development Bureau.
Note 6:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

SIX MONTHS ENDED JUNE 30, 2014

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2014	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	1	Accounts receivable	$20,518	—	—
					Accrued custodial receipts	204,196	—	—
					Accounts payable	1,369,045	—	—
					Amounts collected for others	578,696	—	—
					Revenues	336,648	—	—
					Operating costs and expenses	5,303,818	—	—
					Non-operating expense and losses	53	—	—
					Customer’s deposits	1,054	—	—
			CHIEF Telecom Inc.	1	Accounts receivable	24,123	—	—
					Accounts payable	42,204	—	—
					Amounts collected for others	2,958	—	—
					Revenues	129,168	—	—
					Operating costs and expenses	160,597	—	—
					Customer’s deposits	177	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	1	Accounts receivable	20	—	—
					Accounts payable	1
					Revenues	1,239	—	—
					Operating costs and expenses	40	—	—
			Chunghwa International Yellow Pages Co., Ltd.	1	Accounts receivable	5,196	—	—
					Accrued custodial receipts	4,036	—	—
					Accounts payable	8,221	—	—
					Amounts collected for others	17,369	—	—
					Revenues	12,418	—	—
					Operating costs and expenses	23,778	—	—
			Chunghwa System Integration Co., Ltd.	1	Accounts receivable	6,186	—	—
					Accrued custodial receipts	4,304	—	—
					Prepaid expenses	11,710	—	—
					Accounts payable	204,288	—	—
					Revenues	6,126	—	—
					Non-operating income and gains	1,058	—	—
					Operating costs and expenses	285,569	—	—
					Work in process	138,616	—	—
					Customer’s deposits	7,706	—	—
			Chunghwa Telecom Global Inc.	1	Accounts receivable	9,392	—	—
					Accounts payable	58,065	—	—
					Revenues	21,371	—	—
					Operating costs and expenses	170,928	—	—
					Customer’s deposits	14,651	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			Donghwa Telecom Co., Ltd.	1	Accounts receivable	$40,618	—	—
					Accounts payable	56,470	—	—
					Revenues	74,442	—	—
					Operating costs and expenses	36,570	—	—
			Spring House Entertainment Inc.	1	Accounts receivable	4,070	—	—
					Accounts payable	27,879	—	—
					Amounts collected for others	18,223	—	—
					Revenues	28,456	—	—
					Operating costs and expenses	37,071	—	—
					Customer’s deposits	5	—	—
			Chunghwa Telecom Japan Co., Ltd	1	Accounts receivable	3,015	—	—
					Accounts payable	6,253	—	—
					Revenues	6,483	—	—
					Operating costs and expenses	35,984	—	—
			Light Era Development Co., Ltd.	1	Accounts payable	313	—	—
					Revenues	1,603	—	—
					Work in process	9,036	—	—
					Customer’s deposits	80	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	1	Accounts receivable	6,058	—	—
					Accounts payable	6,074	—	—
					Revenues	34,843	—	—
					Operating costs and expenses	30,058	—	—
			Chunghwa Investment Co., Ltd.	1	Revenues	597	—	—
			Chunghwa Telecom (China) Co., Ltd.	1	Accounts payable	721	—	—
					Operating costs and expenses	4,243	—	—
			Smartfun Digital Co., Ltd.	1	Accounts receivable	1,194	—	—
					Amounts collected for others	4,109	—	—
					Revenues	2,298	—	—
					Non-operating income and gains	56	—	—
					Customer’s deposits	20	—	—
			Chunghwa Telecom Vietnam Co., Ltd.	1	Accounts receivable	1	—	—
					Accounts payable	3,244
					Revenues	4	—	—
					Operating costs and expenses	3,986	—	—
			Chunghwa Sochamp Technology Inc.	1	Accounts payable	37,265	—	—
					Revenues	174	—	—
					Work in process	23,811	—	—
					Customer’s deposits	95	—	—
			Chief International Corp	1	Accounts receivable	5,325	—	—
					Accounts payable	3,493	—	—
			Honghwa International Co., Ltd.	1	Accounts payable	313,665	—	—
					Revenues	2,155	—	—
					Operating costs and expenses	634,785	—	—
					Customer’s deposits	92

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
	1	Senao International Co., Ltd.	Light Era Development Co., Ltd.	3	Revenues	$40	—	—
			Spring House Entertainment Inc.	3	Revenues	82	—	—
			Smartfun Digital Co., Ltd.	3	Revenues	19	—	—
					Non-operating income and gains	116
	2	CHIEF Telecom Inc.	Chunghwa System Integration Co., Ltd.	3	Accounts receivable	1	—	—
					Revenues	8	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	3	Accounts receivable	1,486	—	—
					Revenues	3,752	—	—
			Spring House Entertainment Inc.	3	Accounts receivable	15	—	—
					Revenues	1,077
			Donghwa Telecom Co., Ltd.	3	Accounts receivable	70	—	—
					Revenues	405
	3	Chunghwa System Integration Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	3	Revenues	119	—	—
			Chunghwa International Yellow Pages Co., Ltd.	3	Revenues	118
			Light Era Development Co., Ltd.	3	Revenues	119	—	—
			Chunghwa Sochamp Technology Inc.	3	Revenues	17
			Honghwa International Co., Ltd.	3	Revenues	125		—
	5	Chunghwa Telecom Global, Inc.	CHIEF Telecom Inc.	3	Revenues	5	—	—
			Donghwa Telecom Co., Ltd.	3	Accounts receivable	294	—	—
					Revenues	1,732	—	—
			Chunghwa Telecom Singapore Pte., Ltd	3	Accounts receivable	40,767	—	—
					Revenues	2,931	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	3	Accounts receivable	84	—	—
					Non-operating income and gains	197	—	—
	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Singapore Pte., Ltd.	3	Prepaid expenses	20,166	—	—
	7	Spring House Entertainment Inc.	Smartfun Digital Co., Ltd.	3	Prepaid expenses	93	—	—
	8	Light Era Development Co., Ltd.	CHIEF Telecom Inc.	3	Revenues	43,352	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	3	Revenues	476	—	—
	9	Chunghwa Telecom Singapore Pte., Ltd.	CHIEF Telecom Inc.	3	Accounts receivable	1,294	—	—
					Revenues	4,244	—	—
			Chunghwa Telecom Global, Inc.	3	Accounts receivable	40,283	—	—
					Revenues	10,622	—	—
			Chunghwa Telecom Japan Co., Ltd.	3	Revenues	247	—	—
			Donghwa Telecom Co., Ltd.	3	Accounts receivable	742	—	—
					Revenues	6,363	—	—
	31	Smartfun Digital Co., Ltd.	Spring House Entertainment Inc.	3	Revenues	2,223	—	—

(Continued)

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

1.	The Company to subsidiaries.
2.	Subsidiaries to the Company.
3.	Subsidiaries to subsidiaries.

Note 3:	Transaction terms were determined in accordance with mutual agreements.
Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of June 30, 2014, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the six months ended June 30, 2014.
Note 5:	The amount was eliminated upon consolidation.

(Concluded)